SENSIENT

> m o m e n t u m

2006 annual report

The strong momentum of Sensient's

the Company to achieve record revenue

Sensient Technologies Corporation

is a leading global developer, manufacturer and marketer of colors, flavors and fragrances. Sensient uses advanced, proprietary technologies at facilities around the world to develop food and beverage systems, cosmetic and pharmaceutical systems, inkjet and specialty inks and colors, and other specialty chemicals.

ɔperations all around the world enabled

ɔf $1.1 billion in 2006.

Financial Highlights

in thousands except per share, employee and shareholder data

Years ended December 31,	2006	2005	% Change
results of operations			
Revenue	$1,098,774	$1,023,930	7.3
Operating Income*	129,277	94,214	37.2
Net Earnings*	66,425	44,195	50.3
per common share			
Net Earnings:*			
Basic	$ 1.45	$ 0.95	52.6
Diluted	1.44	0.94	53.2
Dividends	0.61	0.60	1.7
Book Value	15.12	13.43	12.6
other information			
Capital Expenditures	$ 39,314	$ 36,102	8.9
Depreciation and Amortization	$ 43,044	$ 44,859	(4.0)
Total Debt	$ 532,532	$ 553,682	(3.8)
Number of Employees	3,582	3,518	1.8
Number of Shareholders of Record	3,440	3,708	(7.2)
Average Common Shares Outstanding – Basic	45,900	46,746	(1.8)
Average Common Shares Outstanding – Diluted	46,204	47,067	(1.8)

*The 2005 results include restructuring and other charges of $12.8 million ($9.8 million after tax, or $0.21 per share) related to a cost reduction program and an impairment charge (see Note 9).

Letter to Shareholders

Sensient's strategy is succeeding today and building momentum for tomorrow. We will continue delivering strong results to shareholders through sustained global growth across all our product lines.

2006 Results

In 2006, Sensient Technologies Corporation achieved solid growth in both revenues and earnings. Total 2006 revenue reached $1.1 billion, a 7.3% increase over 2005 and an all-time record for the Company. This is the third year in a row that revenue has exceeded $1 billion.

The Company's 2006 net earnings of $66.4 million were up sharply from last year. We also made significant progress in strengthening our balance sheet. Cash provided by operations in 2006 was $99.2 million, which allowed us to fund the operating and capital needs of the business and reduce debt. Total outstanding debt was reduced by $21.2 million in 2006, and we expect to lower company debt to below $500 million by the end of 2007.

On October 12, 2006, the Board of Directors voted to increase the quarterly cash dividend on the Company's common stock from 15 cents per share to 16 cents per share. In five years, our dividend has increased by 21%. These increases allow shareholders to benefit immediately from the Company's success. Moreover, the rising dividend reflects the confidence of Sensient's leadership in the Company's strategic position and our ability to grow in the future.

New Products and Growing Revenues

Sensient operates in a highly competitive and rapidly changing marketplace. Our strong performance in 2006 is the result of a combination of key strategic decisions made over the last several years.

We have expanded our product mix and strengthened R&D capabilities. With 30 state-of-the-art R&D centers around the world, we rapidly develop and commercialize new products used in food and non-food manufacturing.

In some cases, we work closely with key customers to extend product lines or create new formulas. In other instances, we independently create new ingredient systems that provide an advantage in the marketplace. By improving the effectiveness of our efforts in this area, we now have the ability to increase the rate at which we introduce new products well above our rate of product attrition.

Improved Pricing and Cost Savings

Sensient's focus on technology-based, value-added products helps improve margins. We also increased profits in 2006 by raising prices in selected markets. These strategic price increases enable us to offset costs associated with rising expenditures for energy and raw materials.

The Company continues to become more efficient as well. We have cut approximately $30 million in annual expenses since the end of 2000 and expect to make further cost improvements. Targeted investments in facility improvements are paying off in the form of R&D productivity,



Kenneth P. Manning
Chairman, President and Chief Executive Officer

manufacturing efficiency and enhanced customer service.

The Company expects to build on our global customer relationships and extend product lines at several upgraded facilities in Europe and Asia. The proximity of our facilities to key customers contributes to our superior customer service.

Traditional and Expanding Markets

Earlier this decade, we saw a period of consolidation, cost-cutting and transition among our traditional food and beverage customers. While margin pressure remains in this segment, Sensient is now strongly positioned to serve these larger companies. We are a leading supplier of essential ingredient systems, and we play a primary role in the development of new products.

The Company's versatility enables us to profit from emerging and fast-changing trends. For example, in North America and Europe, we supply manufacturers in the growing health and wellness segment. Our color, flavor and fragrance systems are used in the production of natural foods and beverages, nutritional supplements and personal care products.

We continue to expand our reach in high-growth, non-food segments. Cosmetic ingredient systems developed in Paris, France, and South Plainfield, New Jersey, fuel a growing demand for make-up and personal care products around the globe. Opportunities for Sensient's color and coating systems for pharmaceuticals are also increasing.

A Global Corporate Culture

I continue to see enormous value in this Company's unique corporate culture. No competitor in our industry can match Sensient's ability to meet regional demands. Almost 60% of our employees are citizens of nations other than the United States, and more than 50% of 2006 revenues came from sales outside the U.S. Our personnel collectively speak all the major languages of the world, which enables us to conduct business as a local company. Sensient is both global and local at the same time.

The Company's global culture and presence allow us to draw on technical experts and highly trained personnel all over the world. The U.S. produces exceptional chemists and engineers, but Sensient has also tapped skilled scientists, sales personnel and management in Latin America, China and Europe.

Sensient has become adept at incorporating new locations into our corporate culture. This capability enables us to extend our reach quickly as we identify the most promising new geographic markets. In 2007, we plan to accelerate our expansion in several markets, including South America, Central Europe and Asia.

A Promising Future

Sensient is a dynamic Company that is positioned and organized to leverage new opportunities in multiple segments all around the globe. We are proud of our Company and its ability to continue building value for our shareholders.

This Company is succeeding today because of our unique blend of scientific expertise, advanced technologies and global reach. I am confident that these strengths will enable us to deliver sustainable growth into the future.

Sincerely,

Kenneth P. Manning
Chairman, President and Chief Executive Officer

Sensient's Core Strengths

- Global reach
- Broad product mix
- Exceptional technology
- State-of-the-art facilities

flavors & fragrances group

Sensient develops, manufactures and distributes flavor and fragrance systems that are found in thousands of consumer products worldwide. The Company's formulations are essential components of food, beverage, household and personal care products. Sensient's value-added flavors and fragrances enable our customers to excel in highly competitive global markets.

REVENUE BY PRODUCT LINE



5% *confectionery & bakery flavors*
9% *fragrances*
9% *other flavors*
12% *beverage flavors*
27% *dehydrated flavors*
21% *dairy flavors*
17% *savory flavors*

color group

Sensient is a leading developer, producer and supplier of natural and synthetic color systems for manufacturers around the globe. The Company's high-performance products play a central role in the production of foods and beverages, cosmetics, pharmaceuticals, inkjet printers, laser printers and copiers, flat panel digital displays, textiles and paper products.

REVENUE BY PRODUCT LINE



4% *pharmaceuticals*
11% *inkjet and specialty inks and colors*
9% *other technical colors*
57% *food and beverage colors*
19% *cosmetics*


Customized for Local Tastes

Value-Added Flavor Systems

To win market share and increase margins in a highly competitive food and beverage industry, Sensient focuses on developing and enhancing value-added flavor systems. The Company's advanced technology and innovative global culture uniquely position us to serve the needs of both established and emerging markets. Increasing sales in North America and Western Europe combined with new opportunities in Latin America and Eastern Europe are fueling Sensient's growth in flavor. We are now strengthening ties among our worldwide operations in order to improve technology transfer, speed product development and better serve our diverse customer base.



technology portfolio

Sensient leverages proprietary technologies to produce flavor systems that make food and beverages taste fresh and vibrant. Our extraction technology and chiral flavor systems enable our customers to manufacture a wide range of customized products – from fruit drinks to flavored coffee to yogurt – that stand out in the regional marketplace.

More than 50% of Sensient's total revenues come from markets outside the U.S.



High-Margin Formulations

Market-Leading Cosmetic Colors

Sensient draws on raw materials around the world to formulate sophisticated cosmetic color and ingredient systems at facilities in Paris, France, and South Plainfield, New Jersey. The Company's high-purity pigments, dyes, lakes and dispersions can be found in blush, foundation, eyeliner, hair colorants, lipstick and other personal beauty products. Increasing demand for cosmetics and personal care products in China, Latin America and Central Europe will continue to grow this high-margin business. In 2007, we will expand our support for cosmetics products in several geographic regions to better serve local cosmetics manufacturers.



technology portfolio

In 2006, Sensient and another multinational partner introduced "Color Your World" cosmetics formulations. Composed of advanced-technology pigments and specialty chemicals, this product line includes innovative make-up ingredient systems that help simplify cosmetic application for active women. Colors for multiple skin shades make these formulations truly global.

Sensient offered over 150 new products in 2006.



State-of-the-Art Technology



Advanced Technical Colors

Sensient's color expertise is widening demand for its inkjet inks and colors, pharmaceutical colors and coatings, and technical colors for paper, packaging, household products, leather and textiles, and laser printing and displays. We are delivering exceptional service by providing highly purified color systems that fulfill our customers' complex technical requirements. Our sophisticated technology combined with our R&D capabilities also improves the competitive performance of our customers' products. We will continue to expand this business by developing new applications internally and acquiring new technologies or product lines to help us better serve new and potential customers.



technology portfolio

Sensient is using sublimation technology to produce a highly purified specialty chemical for the Max Planck Institute for Nuclear Physics in Germany. This element will be used in new detectors for a European Research Project on high energy particles.

Sensient has globally invested over $200 million in capital improvements and R&D since 2004.

Geographic Presence



Natural and Synthetic Food and Beverage Colors

Sensient is the world's leading producer of natural and synthetic color formulations used in food and beverage manufacturing. In 2006, we completed the expansion of the Company's color manufacturing and R&D facility near Hamburg, Germany. At this and other facilities around the world, we offer customers the opportunity to work closely with Sensient food technologists to develop new color formulations. The Company's pilot plants and rigorous testing enable us to rapidly develop and deliver high-quality color systems that cannot be matched by our competitors. Growing demand for natural colors is creating new opportunities in Europe, Asia and North America.



technology portfolio

Sensient has introduced a new line of natural non-migrating food color formulations that enhance dairy, confectionery, meat and seafood products. These technology-intensive color systems keep dairy bases and fruit colors distinct in yogurts and desserts.

Sensient operates 71 facilities in 31 countries and serves customers in 150 nations.





SENSIENT



Global Locations


SENSIENT


SENSIENT


SENSIENT

SENSIENT

Color

St. Louis, Missouri, U.S.A.
Escondido, California, U.S.A.
South Plainfield, New Jersey, U.S.A. (2)
Kingston, Ontario, Canada
Lerma, Mexico
Tijuana, Mexico
Buenos Aires, Argentina
São Paulo, Brazil
Prague, Czech Republic
Paris, France (2)

Hamburg, Germany
Leipzig, Germany
Budapest, Hungary
Reggio Emilia, Italy
Warsaw, Poland
Oradea, Romania
Zenta, Serbia
Johannesburg, South Africa
Lausanne, Switzerland
King's Lynn, U.K.

Asia Pacific

Melbourne, Australia
Sydney, Australia
Mumbai, India
Jakarta, Indonesia
Auckland, New Zealand
Manila, Philippines
Bangkok, Thailand
Singapore

er the last decade, Sensient has grown from a domestic food company to a world-leading
eloper, manufacturer and marketer of sophisticated color, flavor and fragrance systems. We
built a corporate culture that incorporates expertise from regions around the world,
over half of our revenue comes from non-U.S. business.

orate

kee, Wisconsin, U.S.A.

Flavors & Fragrances

Indianapolis, Indiana, U.S.A.
Amboy, Illinois, U.S.A.
Harbor Beach, Michigan, U.S.A.
Juneau, Wisconsin, U.S.A.
Greenfield, California, U.S.A.
Livingston, California, U.S.A. (2)
Turlock, California, U.S.A.
Delta, British Columbia, Canada
Cornwall, Ontario, Canada
Mississauga, Ontario, Canada (2)
Rexdale, Ontario, Canada
Tara, Ontario, Canada
Celaya, Mexico
Mexico City, Mexico (2)
São Paulo, Brazil
San Jose, Costa Rica
Brussels, Belgium
Heverlee, Belgium
Marchais, France

Strasbourg, France
Bremen, Germany
Milan, Italy
Elburg, Netherlands
Naarden, Netherlands
Barcelona, Spain
Granada, Spain
Kristianstad, Sweden
Milton Keynes (Bletchley), U.K.
Ceredigion (Felinfach), U.K.
Beijing, China
Guangzhou, China
Hong Kong, China
Qingdao, China
Shanghai, China
Hitachi, Japan
Tokyo, Japan
Seoul, Korea

Financial Review

Table of Contents

Overview

During 2006, Sensient Technologies Corporation (the "Company") reported higher revenue, higher operating profit and higher earnings per share. Double-digit increases in earnings per share were reported in all four quarters of 2006 from the comparable quarters in 2005. The Company increased revenue and operating income by 7.3% and 37.2%, respectively, in 2006 versus 2005. The Flavors & Fragrances Group reported record revenue and operating profit in 2006 with increases of 9.4% and 26.7%, respectively. Operating margins increased in both the Flavors & Fragrances and Color Groups. The Company recognized benefits from price and volume increases and from improvements in product mix. The cost reduction program initiated at the end of 2005 also had a favorable impact on gross profit and expenses in 2006.

Revenue for 2006 increased 7.3% to $1.10 billion from $1.02 billion in 2005. Sensient's operating income was $129.3 million in 2006 versus $94.2 million in 2005. The primary factors driving higher operating income include the impact of higher volumes and prices in 2006 and benefits from the 2005 cost reduction program. Comparisons of operating income between 2006 and 2005 were also impacted by two expenses recorded in 2005, the restructuring and other charges ($12.8 million) and the impact of an arbitration order ($4.5 million). Increased operating income was partially offset by increased raw material costs and higher benefits and incentive compensation tied to the improved results. Additional information on these items is included in Results of Operations. Net earnings in 2006 were $66.4 million versus $44.2 million in 2005. Diluted earnings per share were $1.44 in 2006, compared to $0.94 per share in 2005.

Results of Operations

2006 vs. 2005

Revenue for 2006 was $1.10 billion, an increase of 7.3% from $1.02 billion reported in 2005. Revenue for the Flavors & Fragrances Group increased by $62.8 million, or 9.4%, over 2005 to $733.4 million. The Color Group revenue increased 3.0% to $350.2 million from $339.9 million reported in 2005. The Asia Pacific Group 2006 revenue was flat with the prior year. The increase in consolidated revenue was primarily due to increased volumes and prices, particularly in the Flavors & Fragrances Group, and the favorable impact of exchange rates ($9.5 million). Additional information on Group results can be found in the Segment Information section.

The Company's gross margin increased 160 basis points to 30.2% in 2006, from 28.6% in 2005. The increase was primarily due to higher sales volumes and improved mix (110 basis points) and benefits from the 2005 cost reduction program (20 basis points). Cost of products sold in 2005 also included $4.3 million of restructuring charges, which impacts the comparison of gross margin between 2006 and 2005 (40 basis points). The negative impact of increases in raw material costs in 2006 was offset by increases in selling prices.

Selling and administrative expenses as a percent of revenue decreased to 18.5% in 2006 from 18.6% in 2005. The Company's cost reduction program and increased sales contributed to a reduction in this ratio of 60 basis points and 140 basis points, respectively. The impact of higher benefit costs and performance-based incentive compensation offset approximately 160 basis points of this reduction. In addition, comparisons between the years were impacted by 40 basis points because of an expense related to an arbitration order recorded in 2005.

Operating income was $129.3 million in 2006 compared to $94.2 million in 2005. The increased operating income was attributable to the volume, pricing and cost improvements outlined above. Changes in foreign exchange rates in 2006 versus 2005 increased operating income by $1.3 million. Operating income in 2005 included restructuring and other charges of $12.8 million.

Interest expense was $35.7 million in both 2006 and 2005. The benefit of lower average debt outstanding in 2006 was offset by higher interest rates.

The effective income tax rate was 29.0% and 24.4% in 2006 and 2005, respectively. The effective tax rates for both 2006 and 2005 were reduced by discrete items primarily including the favorable resolution of prior years' tax matters and the reduction of the valuation allowance related to the planned use of foreign tax losses. In addition, the 2005 reported rate was increased because certain costs incurred as part of the 2005 restructuring program did not generate a tax benefit. These net discrete items reduced the effective tax rate for 2006 and 2005 by 5.2% and 5.3%, respectively. The rate excluding discrete items has increased from 2005 to 2006 as a result of a reduction in tax credits and the nondeductibility of certain compensation expense due to IRS regulations.

	2006	2005
Rate excluding discrete items	34.2%	29.7%
Discrete items	(5.2%)	(5.3%)
Reported effective tax rate	29.0%	24.4%

The effective tax rate for 2007 is expected to be approximately 33% prior to the recording of any discrete items.

Segment Information

The Company determines its operating segments based on information utilized by senior management to allocate resources and assess performance. The Company's reportable segments consist of the Flavors & Fragrances Group and the Color Group.


Revenue
(In Millions)
02
$939.9
03
$987.2
04
$1,047.1
05
$1,023.9
06
$1,098.8

Flavors & Fragrances

For the year ended December 31, 2006, revenue for the Flavors & Fragrances segment increased 9.4% to $733.4 million. The increase of $62.8 million was primarily as a result of increased sales prices ($33.6 million), higher volumes ($21.9 million) and the favorable impact of foreign exchange rates ($7.1 million). The majority of the increased sales prices and volumes occurred in dehydrated and other flavors in North America. Volume increases also occurred in the fragrance market.

Gross margin was 26.6% in 2006, a 180 basis point increase from the 24.8% gross margin in 2005. This change was primarily a result of the increased sales prices partially offset by higher raw material and energy costs.

Operating income for 2006 increased 26.7% to $104.5 million from $82.5 million in 2005. The increase in operating income was primarily due to the higher volumes and improved pricing for dehydrated and other flavors in North America ($12.0 million) and improved costs and product mix in Europe ($6.2 million). Profit in Latin America also increased ($1.7 million) as a result of improved sales prices and increased volumes. Operating income as a percent of revenue was 14.2%, an increase of 190 basis points from 2005. This change was primarily a result of the reasons provided above.

Color Revenue for the Color segment increased 3.0% to $350.2 million in 2006 from $339.9 million in 2005. The increase in revenue was primarily due to increased sales of food and beverage colors in all markets ($10.7 million), increased sales of cosmetic colors ($4.8 million) and the favorable impact of foreign exchange rates ($1.6 million). The increased sales of food and beverage colors were primarily due to higher volumes partially offset by lower selling prices. The increased sales of cosmetic colors were primarily due to higher volumes. These gains were partially offset by lower revenue in technical colors ($6.6 million).

Gross margin was 35.3% in 2006, a 60 basis point increase from Color's 34.7% gross margin in 2005. Favorable product mix, higher volumes and benefits from the 2005 cost reduction program were the primary factors for the increase, although they were partially offset by lower prices and higher raw material costs on food and beverage colors and technical colors.

Operating income increased 9.6% in 2006 to $59.4 million from $54.2 million in 2005. Higher sales of food and beverage colors contributed $3.9 million to increased operating profit primarily due to the higher volumes and benefits from the 2005 cost reduction program partially offset by lower selling prices. Higher sales and lower raw material costs increased operating income for cosmetic colors by $3.0 million. These increases were partially offset by lower profit in technical colors ($2.2 million). The lower profits in technical colors were primarily due to lower volumes and unfavorable pricing although they were partially offset by benefits from the 2005 cost reduction program. Operating income as a percent of revenue increased 110 basis points to 17.0% from 15.9% in 2005 primarily due to the reasons described above.

2005 vs. 2004

Revenue for 2005 was $1.02 billion compared to $1.05 billion in 2004, a decrease of $23.2 million, or 2.2%. Revenue for the Flavors & Fragrances Group in 2005 was $670.6 million, an increase of $22.3 million, or 3.4%, over 2004. Color Group revenue decreased $43.9 million, or 11.4%, from 2004, to $339.9 million for 2005. The Asia Pacific Group increased revenue by 4.3%. Consolidated revenue decreased primarily as a result of decreases in sales of technical colors ($48.6 million) discussed below partially offset by an increase from the impact of favorable exchange rates ($8.1 million) and the increase in sales for Flavors & Fragrances. Additional information on Group results can be found in the Segment Information section.


Dividends Paid Per Share
02
$0.5375
03
$0.59
04
$0.60
05
$0.60
06
$0.61

The Company's 2005 gross margin decreased 120 basis points to 28.6% from 29.8% in 2004. Approximately 90 basis points of the margin decrease was due to the impact of higher raw material costs in both the Flavors & Fragrances and Color Groups. Approximately 40 basis points of the decrease related to higher energy costs in the Flavors & Fragrances Group. The $4.3 million portion of the 2005 restructuring charge reported in cost of products sold reduced margins by 40 basis points. Favorable product mix and pricing in the Flavors & Fragrances Group were the primary factors that partially offset these declines.

Selling and administrative expenses as a percent of revenue in 2005 were 18.6% versus 17.5% in 2004. The increase in percentage was a result of an expense recorded in the first quarter of 2005 related to an arbitration order in the matter of Kraft Foods North America, Inc. v. Sensient Colors Inc. ($4.5 million) and the benefits recorded in 2004 from the reduction of purchase accounting reserves ($6.8 million) as a result of lower than expected shut-down costs associated with the closure of two facilities (see Segment Information on Color for additional information).

Operating income in 2005 was $94.2 million compared to $129.2 million in 2004. The 2005 restructuring and other charges discussed above had the net effect of decreasing 2005 operating income by $12.8 million. Favorable exchange rates increased operating income by $2.1 million in 2005 compared to 2004.

Interest expense increased to $35.7 million in 2005 from $31.3 million in 2004. The increase was the result of higher interest rates partially offset by a reduction in average outstanding debt.

The effective income tax rate was 24.4% and 24.5% in 2005 and 2004, respectively. The effective tax rates for both 2005 and 2004 were reduced by discrete items primarily including the favorable resolution of prior years' tax matters and the reduction of the valuation allowance related to the planned use of foreign tax losses. The 2005 reported rate was increased because certain costs incurred as part of the 2005 restructuring program are not expected to generate a tax benefit. These net discrete items reduced the,effective tax rate for 2005 and 2004 by 5.3% and 4.2%, respectively.

	2005	2004
Rate excluding discrete items	29.7%	28.7%
Discrete items	(5.3%)	(4.2%)
Reported effective tax rate	24.4%	24.5%

Segment Information

Flavors & Fragrances Revenue for the Flavors & Fragrances segment in 2005 increased 3.4%, to $670.6 million, over 2004. The increase in revenue was primarily due to higher sales of dehydrated and other flavors in North America ($12.8 million) and higher sales in Latin America ($2.9 million) combined with the favorable impact of exchange rates ($5.7 million).

Gross margin was 24.8% in 2005, a 190 basis point decrease from the 26.7% gross margin in 2004. This change was primarily related to higher raw material, energy and other manufacturing costs in all businesses.

Operating income for 2005 was $82.5 million compared to $84.8 million in 2004. The operating income decrease of $2.3 million was primarily due to lower profit in Latin America ($1.7 million), Europe ($2.1 million) and fragrances ($0.8 million) partially offset by higher profit in North America ($1.4 million) and the favorable impact of exchange rates ($1.7 million). The prior year comparison of operating income for North America was impacted by a $3.0 million write-off of a receivable that occurred in 2004. Price increases, primarily in dehydrated flavors, combined with the impact of the 2004 receivable write-off were partially offset by higher raw material, transportation and energy costs. The decrease in profits in Latin America and Europe was primarily due to higher raw material, transportation and energy costs. The impact of the higher costs more than offset the benefit of price increases. The decrease in profit for fragrances was primarily due to higher raw material costs. Operating income as a percent of revenue was 12.3%, a decrease of 80 basis points from 2004. This change was primarily a result of the reasons provided above.

Book Value Per Share
(At December 31)


02 $10.58
03 $12.42
04 $13.99
05 $13.43
06 $15.12

Color The Color segment reported revenue of $339.9 million in 2005, a decrease of $43.9 million, or 11.4%, from 2004. The decrease in revenue was primarily as a result of reduced sales of technical colors ($48.6 million) partially offset by increased food and beverage color sales ($4.1 million) in North America, Latin America and Europe and the favorable impact of exchange rates ($2.0 million). The decrease in sales of technical colors was primarily attributed to the winding-up of a supply agreement with an original equipment manufacturer at the end of 2004 ($47.5 million).

Gross margin for the Color segment was 34.7% in 2005, an increase of 150 basis points from the 33.2% gross margin in 2004. The margin increase was due to improved product mix in part because the sales under the terminated supply agreement mentioned above were at a lower margin than the average margin for the Color segment. Benefits from the restructuring of synthetic dye production which occurred in 2003 and 2004 had a positive impact on margins but were offset by unfavorable raw material costs.

Operating income for 2005 was $54.2 million versus $68.0 million for 2004. Results in 2004 included approximately $10.3 million related to the above-mentioned supply agreement, which ended in December 2004. Results for 2004 also included benefits of $6.8 million related to the reduction of purchase accounting reserves. The reduction of purchase accounting reserves in 2004 was due to lower than expected environmental costs, shutdown costs and inventory-related costs associated with the closure of two manufacturing sites. The unfavorable impact of these two items was partially offset by improved profits from higher sales of food and beverage colors ($6.5 million) and the favorable impact of exchange rates ($0.5 million). Operating income as a percent of revenue was 15.9%, a decrease of 180 basis points from last year. This change was primarily a result of the reasons provided above.

Liquidity and Financial Position

The Company's financial position remains strong, enabling it to meet cash requirements for operations, capital expansion programs and dividend payments to shareholders. The Company intends to fund working capital requirements, principal and interest payments, acquisitions (if any) and other liabilities with cash provided by operations, to the extent available, and short-term and long-term borrowings under new and existing credit facilities. The Company issued approximately $156 million of privately placed debt in November 2006. The proceeds from the debt issuance were used to repay maturing debt. The Company has approximately $92.5 million of debt maturing in 2007 that is expected to be refinanced under its long-term revolving loan agreement.

In the Consolidated Statements of Cash Flows, the changes in operating assets and liabilities are presented excluding the effects of changes in foreign currency exchange rates, as these do not reflect actual cash flows. Accordingly, the amounts in the Consolidated Statements of Cash Flows do not agree with changes in the operating assets and liabilities that are presented in the Consolidated Balance Sheets.

The Company's ratio of debt to total capital improved to 43.1% at December 31, 2006, compared to 47.1% and 48.3% at December 31, 2005 and 2004, respectively. The improvement resulted from a reduction in debt and an increase in shareholders' equity. Debt was reduced by $21.2 million since December 31, 2005, and by $82.7 million since December 31, 2004, primarily due to strong net cash provided by operating activities. The 2006 increase in shareholders' equity of $81.9 million was primarily due to net earnings and changes in other comprehensive income, partially offset by dividends paid.

Capital Expenditures/Depreciation
(In Millions)


02
$47.3
$38.9
03
$74.2
$40.4
04
$49.8
$43.9
05
$36.1
$43.5
06
$39.3
$41.7

Net cash provided by operating activities was $99.2 million in 2006, $110.3 million in 2005 and $125.7 million in 2004. Operating cash flow provided the primary source of funds to finance operating needs, capital expenditures, share repurchases and shareholder dividends, and to reduce net borrowings. The decrease in net cash provided by operating activities in 2006 was primarily due to an increase in net working capital compared to a decrease in 2005.

Net cash used in investing activities was $33.8 million in 2006, $34.0 million in 2005 and $44.8 million in 2004. Cash proceeds from the sale of assets were $3.3 million in 2006, $1.1 million in 2005 and $2.0 million in 2004. Capital expenditures were $39.3 million in 2006, $36.1 million in 2005 and $49.8 million in 2004.

Net cash used in financing activities was $68.7 million in 2006, $71.2 million in 2005 and $83.5 million in 2004. The Company had net reductions in debt of $43.5 million in 2006, $28.5 million in 2005 and $59.7 million in 2004. In 2006, 2005 and 2004, the Company's net cash provided by operating activities was more than adequate to finance capital expenditures, share repurchases and dividend payments. In November 2006, the Company issued approximately $156 million in U.S. dollar-denominated notes with coupons ranging from 7.17% to 7.31% and Euro-denominated notes with coupons ranging from 5.78% to 5.85%. The notes mature in 2011 and 2013. Additional information on the new notes is included in Note 3 to the Consolidated Financial Statements. The Company maintains debt levels it considers prudent based on its cash flows, interest coverage and percentage of total debt to total capital.

The Company has paid uninterrupted quarterly cash dividends since commencing public trading in its stock in 1962. The Company increased its dividend per share in the fourth quarter of 2006. Dividends paid per share were $0.61 in 2006 and $0.60 in 2005 and 2004. Total dividends paid were $28.3 million, $28.3 million and $28.1 million in 2006, 2005 and 2004, respectively.

With the exception of the increase in energy and raw material costs discussed above, the impact of inflation on both the Company's financial position and its results of operations has been minimal and is not expected to adversely affect 2007 results.

Issuer Purchases of Equity Securities

During 2006 and 2005, the Company repurchased 0.2 million and 1.1 million shares, respectively, of Company stock at a total cost of $3.6 million and $18.9 million, respectively. The Company did not repurchase any shares of Company stock during 2004. On April 27, 2001, the Board approved a share repurchase program under which the Company is authorized to repurchase up to 5.0 million shares of Company stock in addition to amounts remaining from prior Board authorizations. As of December 31, 2006, 3.0 million shares were available to be repurchased under existing authorizations. The Company's share repurchase program has no expiration date.

Critical Accounting Policies

In preparing the financial statements in accordance with accounting principles generally accepted in the U.S., management is required to make estimates and assumptions that have an impact on the asset, liability, revenue and expense amounts reported. These estimates can also affect supplemental information disclosures of the Company, including information about contingencies, risk and financial condition. The Company believes, given current facts and circumstances, that its estimates and assumptions are reasonable, adhere to accounting principles generally accepted in the U.S. and are consistently applied. Inherent in the nature of an estimate or assumption is the fact that actual results may differ from estimates and estimates may vary as new facts and circumstances arise. The Company makes routine estimates and judgments in determining the net realizable value of accounts receivable, inventories, property, plant and equipment, and prepaid expenses. Management believes the Company's most critical accounting estimates and assumptions are in the following areas:

Debt to Total Capital
(At December 31)


02
52.8%
03
53.0%
04
48.3%
05
47.1%
06
43.1%

Revenue Recognition The Company recognizes revenue (net of estimated discounts, allowances and returns) when title passes, the customer is obligated to pay the Company, and the Company has no remaining obligations. Such recognition typically corresponds with the shipment of goods.

Goodwill Valuation The Company reviews the carrying value of goodwill annually utilizing several valuation methodologies, including a discounted cash flow model. Changes in estimates of future cash flows caused by items such as unforeseen events or changes in market conditions could negatively affect the reporting segment's fair value and result in an impairment charge. However, the current fair values of the reporting segments are significantly in excess of carrying values. The Company estimates that a 100 basis point increase in its weighted average cost of capital would not result in impairment. Accordingly, management believes that only significant changes in its cash flow assumptions would result in impairment.

Income Taxes The Company estimates its income tax expense in each of the taxing jurisdictions in which it operates. The Company is subject to a tax audit in each of these jurisdictions, which could result in changes to the estimated tax expense. The amount of these changes would vary by jurisdiction and would be recorded when probable and estimable. These changes could impact the Company's financial statements.

Management has recorded valuation allowances to reduce its deferred tax assets to the amount that is more likely than not to be realized. In doing so, management has considered future taxable income and ongoing tax planning strategies in assessing the need for the valuation allowance. An adjustment to the recorded valuation allowance as a result of changes in facts or circumstances could result in a significant change in the Company's tax expense.

Commitments and Contingencies The Company is subject to litigation and other legal proceedings arising in the ordinary course of its businesses or arising under provisions related to the protection of the environment. Estimating liabilities and costs associated with these matters requires the judgment of management, which relies in part on information from Company counsel. When it is probable that the Company has incurred a liability associated with claims or pending or threatened litigation matters and the Company's exposure is reasonably estimable, the Company records a charge against earnings. The estimate of any exposure to the Company may change as further facts and circumstances become known.

Market Risk Factors

The Company is exposed to market risks, including changes in interest rates, currency exchange rates and commodity prices. To manage the volatility relating to these exposures on a consolidated basis, the Company nets the exposures to take advantage of natural offsets. The Company also enters into various derivative transactions for some of the remaining exposures pursuant to the Company's policies covering hedging practices. The financial impacts of these hedging instruments are offset by corresponding changes in the underlying exposures being hedged.

The Company does not hold or issue derivative financial instruments for trading purposes. Note 1 and Note 4 to the Consolidated Financial Statements include a discussion of the Company's accounting policies for financial instruments.

A key part of the Company's strategy is to expand into new geographic markets. Because the Company manufactures and sells its products throughout the world, it is exposed to movements in foreign currency exchange rates. The major foreign currency exposures involve the markets in Western Europe, Mexico and Canada. The primary purpose of the Company's foreign currency hedging activities is to protect against the volatility associated with foreign currency sales, purchases of materials and other assets and liabilities created during the normal course of business. The Company utilizes foreign exchange contracts with durations of generally less than 12 months that qualify as cash flow hedges under Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. At December 31, 2006 and 2005, the fair values of these instruments, based on dealer quotes, were a liability of $0.4 million and an asset of $0.1 million, respectively. At December 31, 2006 and 2005, the potential gain or loss in the fair value of the Company's outstanding foreign exchange contracts, assuming a hypothetical 10% fluctuation in the currencies of such contracts, would be approximately $8.7 million and $2.2 million, respectively. However, any change in the value of the contracts, real or hypothetical, would be significantly offset by a corresponding change in the value of the underlying hedged items. In addition, this hypothetical calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar.

The Company has certain long-term debt denominated in Swiss Francs, Euros and British Pounds. These non-derivative debt instruments act as partial hedges of the Company's Swiss Franc, Euro and British Pound net asset positions. The potential increase or decrease in the annual U.S. dollar interest expense of the Company's outstanding foreign currency-denominated debt, assuming a hypothetical 10% fluctuation in the currencies of such debt, would be approximately $0.7 million and $1.0 million at December 31, 2006 and 2005, respectively. However, any change in interest expense from fluctuations in currency, real or hypothetical, would be significantly offset by a corresponding change in the value of the foreign income before interest. In addition, this hypothetical calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar.

The Company manages its debt structure and interest rate risk through the use of fixed rate and floating rate debt and through the use of derivatives. The Company's primary exposure is to interest rates in the U.S. and Western Europe. The Company may use interest rate swaps to hedge its exposure to interest rate changes, manage the level of fixed and floating interest exposure and lower its financing costs. At December 31, 2006 and 2005, there were no outstanding interest rate swaps. At December 31, 2006 and 2005, the potential increase or decrease in annual interest expense, assuming a hypothetical 10% fluctuation in interest rates of floating rate debt, would be approximately $0.7 million and $0.3 million, respectively.

The Company is the purchaser of certain commodities such as corn, sugar, soybean meal and fruits. The Company generally purchases these commodities based upon market prices that are established with the vendor as part of the purchase process. In general, the Company does not use commodity financial instruments to hedge commodity prices due to a high correlation between the commodity cost and the ultimate selling price of the Company's products. On occasion, the Company may enter into non-cancelable forward purchase contracts, as deemed appropriate, to reduce the effect of price fluctuations on future manufacturing requirements.

Contractual Obligations

The Company is subject to certain contractual obligations, including long-term debt, operating leases, manufacturing purchases and pension benefit obligations. The following table summarizes the Company's significant contractual obligations as of December 31, 2006.

Payments due by period

(in thousands)	Total	≤ 1 year	2-3 years	4-5 years	> 5 years
Long-term debt	$441,306	$ 92,472	$168,931	$126,843	$53,060
Interest payments on long-term debt	81,934	25,189	33,433	16,831	6,481
Operating lease obligations	24,806	8,076	8,122	4,035	4,573
Manufacturing purchase commitments	56,272	35,650	13,972	6,650	—
Pension benefit obligations	40,074	1,674	5,024	10,124	23,252
Total contractual obligations	$644,392	$163,061	$229,482	$164,483	$87,366

New Pronouncements

On January 1, 2006, the Company adopted SFAS No. 123(R), "Share-based Compensation." This statement requires that compensation expense be recognized over the vesting period of each award recipient for stock options and nonvested stock. Prior to 2006, the Company accounted for its stock-based compensation plans using the intrinsic value-based method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." The impact of adopting this standard resulted in the recording of incremental compensation cost of $1.2 million. See Note 5 to the Consolidated Financial Statements for additional information.

On December 31, 2006, the Company adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." This statement requires the Company to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in the balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. Additionally, SFAS No. 158 requires the Company to measure the funded status of a plan as of the date of its fiscal year end, beginning with the year ending December 31, 2007.

On January 1, 2006, the Company adopted SFAS No. 151, "Inventory Costs." The impact of adopting this standard was not significant to the Company.

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes." This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The new standard will be effective for the Company in the first quarter of 2007. The Company is in the process of analyzing the impact of adopting FIN 48 and anticipates it will result in a charge to retained earnings of approximately $2 million to $4 million.

Off-Balance Sheet Arrangements

The Company had no off-balance sheet arrangements as of December 31, 2006.

Forward-looking Statements

This document contains forward-looking statements that reflect management's current assumptions and estimates of future economic circumstances, industry conditions, Company performance and financial results. Forward-looking statements include statements in the future tense, statements referring to any period after December 31, 2006, and statements including the terms "expect," "believe," "anticipate" and other similar terms that express expectations as to future events or conditions. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for such forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that could cause actual events to differ materially from those expressed in those statements. A variety of factors could cause the Company's actual results and experience to differ materially from the anticipated results. These factors and assumptions include the pace and nature of new product introductions by the Company's customers; the Company's ability to successfully implement its growth strategies; the outcome of the Company's various productivity-improvement and cost-reduction efforts; changes in costs of raw materials and energy; industry and economic factors related to the Company's domestic and international business; competition from other suppliers of colors, flavors and fragrances; growth or contraction in markets for products in which the Company competes; terminations and other changes in customer relationships; industry acceptance of price increases; currency exchange rate fluctuations; and the matters discussed above including the critical accounting policies described therein. The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

Consolidated Statements of Earnings

(in thousands except per share amounts) Years ended December 31,	2006	2005	2004
Revenue	$1,098,774	$1,023,930	$1,047,133
Cost of products sold (includes restructuring charges of $4,340 in 2005 – see Note 9)	766,506	731,253	734,596
Selling and administrative expenses	202,991	189,998	183,381
Restructuring and other charges (see Note 9)	—	8,465	—
Operating Income	129,277	94,214	129,156
Interest expense	35,748	35,737	31,265
Earnings Before Income Taxes	93,529	58,477	97,891
Income taxes	27,104	14,282	23,973
Net Earnings	$ 66,425	$ 44,195	$ 73,918
Earnings per share			
Basic	$ 1.45	$ 0.95	$ 1.59
Diluted	$ 1.44	$ 0.94	$ 1.58
Average common shares outstanding – basic	45,900	46,746	46,562
Average common shares outstanding – diluted	46,204	47,067	46,877

See notes to consolidated financial statements.

Consolidated

Balance Sheets

(in thousands except share and per share amounts) December 31,	2006	2005
Assets		
Current Assets:		
Cash and cash equivalents	$ 5,035	$ 7,068
Trade accounts receivable, less allowance for losses of $7,671 and $7,327, respectively	178,307	163,724
Inventories	333,070	313,513
Prepaid expenses and other current assets	25,356	23,188
Deferred income taxes	9,934	12,851
Total current assets	551,702	520,344
Other assets	44,059	63,384
Intangible assets – at cost, less accumulated amortization of $7,656 and $6,223, respectively	14,507	14,964
Goodwill	449,194	420,201
Deferred income taxes	3,149	—
Property, Plant and Equipment:		
Land	39,762	33,351
Buildings	243,734	235,802
Machinery and equipment	567,057	535,655
Construction in progress	20,225	13,779
	870,778	818,587
Less accumulated depreciation	(479,322)	(439,207)
	391,456	379,380
Total assets	$1,454,067	$1,398,273
Liabilities and Shareholders' Equity		
Current Liabilities:		
Trade accounts payable	$ 80,916	$ 77,080
Accrued salaries, wages and withholdings from employees	24,539	15,249
Other accrued expenses	49,620	57,589
Income taxes	14,309	21,610
Short-term borrowings	91,226	63,218
Current maturities of long-term debt	—	207,341
Total current liabilities	260,610	442,087
Deferred income taxes	—	4,881
Other liabilities	4,090	3,974
Accrued employee and retiree benefits	43,957	41,980
Long-term debt	441,306	283,123
Commitments and contingencies (See Note 10)		
Shareholders' Equity:		
Common stock, par value $0.10 a share, authorized 100,000,000 shares; issued 53,954,874 shares	5,396	5,396
Additional paid-in capital	70,420	71,582
Earnings reinvested in the business	774,677	736,544
Treasury stock, 7,385,249 and 7,620,068 shares, respectively, at cost	(147,662)	(152,727)
Unearned portion of nonvested stock	—	(5,965)
Accumulated other comprehensive income (loss)	1,273	(32,602)
	704,104	622,228
Total liabilities and shareholders' equity	$1,454,067	$1,398,273

See notes to consolidated financial statements.

(in thousands) Years ended December 31,	2006	2005	2004
Cash Flows from Operating Activities			
Net earnings	$ 66,425	$ 44,195	$ 73,918
Adjustments to arrive at net cash provided by operating activities:			
Depreciation and amortization	43,044	44,859	45,140
Share-based compensation	5,035	1,910	1,103
Restructuring and other charges	—	5,390	—
Loss (gain) on assets	795	(389)	(437)
Deferred income taxes	(278)	(10,105)	4,738
Changes in operating assets and liabilities:			
Trade accounts receivable	(5,104)	8,941	3,999
Inventories	(7,537)	(616)	1,186
Prepaid expenses and other assets	(3,998)	(3,460)	(7,542)
Accounts payable and other accrued expenses	(5,066)	6,285	(284)
Accrued salaries, wages and withholdings from employees	8,458	2,302	108
Income taxes	(8,125)	4,050	6,306
Other liabilities	5,568	6,928	(2,503)
Net cash provided by operating activities	99,217	110,290	125,732
Cash Flows from Investing Activities			
Acquisition of property, plant and equipment	(39,314)	(36,102)	(49,845)
Proceeds from sale of assets	3,321	1,101	2,016
Decrease in other assets	2,152	1,033	3,065
Net cash used in investing activities	(33,841)	(33,968)	(44,764)
Cash Flows from Financing Activities			
Proceeds from additional borrowings	247,483	80,652	199,760
Debt payments	(290,992)	(109,163)	(259,420)
Purchase of treasury stock	(4,563)	(18,005)	—
Dividends paid	(28,292)	(28,276)	(28,096)
Proceeds from options exercised and other equity transactions	7,681	3,630	4,213
Net cash used in financing activities	(68,683)	(71,162)	(83,543)
Effect of exchange rate changes on cash and cash equivalents	1,274	(335)	1,568
Net (decrease) increase in cash and cash equivalents	(2,033)	4,825	(1,007)
Cash and cash equivalents at beginning of year	7,068	2,243	3,250
Cash and cash equivalents at end of year	$ 5,035	$ 7,068	$ 2,243
Cash paid during the year for:			
Interest	$ 35,988	$ 34,816	$ 30,788
Income taxes	30,885	16,850	13,870
Capitalized interest	1,018	908	1,152

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(in thousands except share and per share amounts)	Common Stock	Additional Paid-in Capital
Balances at December 31, 2003	$5,396	$72,194
Net earnings		
Unrealized gain on cash flow hedges, arising during the period, net of tax of $205		
Reclassification adjustment for cash flow hedges included in net income, net of tax of $223		
Minimum pension liability, net of tax of $418		
Foreign currency translation		
Total comprehensive income		
Cash dividends paid – $0.60 a share		
Stock options exercised		(378)
Benefit plans		(2)
Nonvested stock		302
Other		1
Balances at December 31, 2004	5,396	72,117
Net earnings		
Unrealized gain on cash flow hedges, arising during the period, net of tax of $529		
Reclassification adjustment for cash flow hedges included in net income, net of tax of $598		
Minimum pension liability, net of tax of $2,162		
Foreign currency translation		
Total comprehensive income		
Cash dividends paid – $0.60 a share		
Stock options exercised		(350)
Benefit plans		39
Nonvested stock		(223)
Purchase of treasury stock		
Other		(1)
Balances at December 31, 2005	5,396	71,582
Net earnings		
Unrealized loss on cash flow hedges, arising during the period, net of tax of $13		
Reclassification adjustment for cash flow hedges included in net income, net of tax of $2		
Minimum pension liability, net of tax of $904		
Foreign currency translation		
Total comprehensive income		
Cash dividends paid – $0.61 a share		
Adjustment to initially apply Statement of Financial Accounting Standards No. 158, net of tax of $4,944 (See Note 6)		
Share-based compensation		5,035
Reclassification of unearned portion of nonvested stock (See Note 5)		(5,965)
Stock options exercised		(192)
Benefit plans		(93)
Purchase of treasury stock		
Other		53
Balances at December 31, 2006	$5,396	$70,420

See notes to consolidated financial statements.

Earnings Reinvested in the Business	Treasury Stock		Unearned Portion of Nonvested Stock	Accumulated Other Comprehensive (Loss) Income	Total Comprehensive Income (Loss)
	Shares	Amount			
$674,803	7,230,781	$(147,472)	$(3,844)	$(20,959)	
73,918					$ 73,918
				1,850	1,850
				(2,005)	(2,005)
				(1,814)	(1,814)
				29,495	29,495
					$101,444
(28,096)					
	(204,927)	4,137			
	(16,693)	340			
	(121,200)	2,472	(1,656)		
	(800)	16			
720,625	6,887,161	(140,507)	(5,500)	6,567	
44,195					$ 44,195
				5,996	5,996
				(5,378)	(5,378)
				(3,191)	(3,191)
				(36,596)	(36,596)
					$ 5,026
(28,276)					
	(173,534)	3,540			
	(26,000)	530			
	(129,700)	2,620	(465)		
	1,062,541	(18,918)			
	(400)	8			
736,544	7,620,068	(152,727)	(5,965)	(32,602)	
66,425					$ 66,425
				(90)	(90)
				(11)	(11)
				1,679	1,679
				40,074	40,074
					$108,077
(28,292)					
				(7,777)	
			5,965		
	(387,728)	7,753			
	(43,420)	868			
	200,949	(3,649)			
	(4,620)	93			
$774,677	7,385,249	$(147,662)	$ —	$ 1,273	

1
Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation The consolidated financial statements include the accounts of Sensient Technologies Corporation and its subsidiaries (the "Company"). All significant intercompany accounts and transactions are eliminated.

Sensient Technologies Corporation is a leading global developer, manufacturer and marketer of colors, flavors and fragrances. The Company uses advanced, proprietary technologies at facilities around the world to develop specialty food and beverage systems, cosmetic and pharmaceutical systems, inkjet and specialty inks and colors and other specialty chemicals. The Company's reportable segments consist of the Flavors & Fragrances and Color Groups which are managed on a products and services basis. The Asia Pacific Group, which is managed on a geographic basis, is included in Corporate and Other.

Use of Estimates The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

Revenue Recognition The Company recognizes revenue (net of estimated discounts, allowances and returns) when title passes, the customer is obligated to pay the Company, and the Company has no remaining obligations. Such recognition typically corresponds with the shipment of goods.

Cost of Products Sold Cost of products sold includes materials, labor and overhead expenses incurred in the manufacture of our products. Cost of products sold also includes charges for obsolete and slow moving inventories, as well as costs for quality control, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, other costs of our internal distribution network and costs incurred for shipping and handling. The Company records fees billed to customers for shipping and handling as revenue.

Selling and Administrative Expenses Selling and administrative expenses primarily include the salaries and related costs for executive, finance, accounting, human resources, research and development and legal personnel as well as salaries and related costs of salespersons, and commissions paid to external sales agents.

Cash Equivalents The Company considers all highly liquid investments with maturities of three months or less at the date of acquisition as cash equivalents.

Accounts Receivable Receivables are recorded at their face amount, less an allowance for doubtful accounts.

Inventories Inventories are stated at the lower of cost or market. Market is determined on the basis of estimated realizable values. Cost is determined using the first-in, first-out ("FIFO") method with the exception of certain locations of the Flavors & Fragrances Group where cost is determined using a weighted average method. Inventories include finished and in-process products totaling $235.9 million and $234.1 million at December 31, 2006 and 2005, respectively, and raw materials and supplies of $97.2 million and $79.4 million at December 31, 2006 and 2005, respectively.

Property, Plant and Equipment Property, plant and equipment are recorded at cost reduced by accumulated depreciation. Depreciation is provided over the estimated useful life of the related asset using the straight-line method for financial reporting. The estimated useful lives for buildings range from 5 to 35 years. Machinery and equipment have useful lives ranging from 3 to 20 years. Interest costs on significant projects constructed or developed for the Company's own use are capitalized as part of the asset.

Goodwill and Other Intangible Assets The carrying value of goodwill and other intangible assets with indefinite lives is evaluated for impairment on an annual basis or when an indicator of impairment occurs. The impairment assessment includes comparing the carrying amount of net assets, including goodwill, of each reporting unit to their respective fair value as of the date of the assessment. Fair value was estimated based upon an evaluation of the reporting unit's estimated future discounted cash flow as well as the public trading and private transaction valuation multiples for comparable companies. Such determination of fair value yielded no impairment in either 2006 or 2005.

The cost of intangible assets with determinable useful lives is amortized on a straight-line basis to reflect the pattern of economic benefits consumed, ranging from 5 to 20 years. These assets include technological know-how, customer relationships, patents, trademarks and non-compete agreements among others.

Impairment of Long-lived Assets The Company reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company performs undiscounted cash flow analyses to determine if an impairment exists. If an impairment is determined to exist, any related impairment loss is calculated based on discounted future cash flows.

Financial Instruments The Company may use derivative financial instruments for the purpose of hedging currency and interest rate exposures which exist as part of ongoing business operations. As a policy, the Company does not engage in speculative or leveraged transactions, nor does the Company hold or issue financial instruments for trading purposes.

Hedge effectiveness is determined by how closely the changes in the fair value of the hedging instrument offset the changes in the fair value or cash flows of the hedged item. Hedge accounting is permitted only if the hedging relationship is expected to be highly effective at the inception of the transaction and on an ongoing basis. Any ineffective portions are recognized in earnings immediately.

Interest Rate Hedging The Company is exposed to interest rate risk through its corporate borrowing activities. The objective of the Company's interest rate risk management activities is to manage the levels of the Company's fixed and floating interest rate exposure to be consistent with the Company's preferred mix. The interest rate risk management program may include entering into interest rate swaps, which qualify as fair value hedges, when there is a desire to modify the Company's exposure to interest rates. Gains or losses on fair value hedges are recognized in earnings, net of gains and losses on the fair value of the hedged instruments.

Currency Rate Hedging The primary objectives of the foreign exchange risk management activities are to understand and mitigate the impact of potential foreign exchange fluctuations on the Company's financial results and its economic well-being. Generally, these risk management transactions involve the use of foreign currency derivatives to protect against exposure resulting from recorded accounts receivable and payable. The Company primarily utilizes forward exchange contracts with maturities of less than 12 months, which qualify as cash flow hedges. These foreign exchange contracts are intended to offset the effect of exchange rate fluctuations on recorded intercompany receivables and payables. Gains and losses on these instruments are deferred in accumulated other comprehensive income (loss) ("OCI") until the underlying transaction is recognized in earnings.

The Company's existing cash flow hedges are highly effective. As a result, any current impact on earnings due to cash flow hedge ineffectiveness is immaterial.

Net Investments Hedging The Company may enter into foreign-denominated debt to be used as a non-derivative instrument to hedge the Company's net investment in foreign subsidiaries. The change in the carrying amount of the foreign-denominated debt on the Company's books, attributable to changes in the spot foreign exchange rate, is a hedge of the net investment in its foreign subsidiaries. Changes in the fair value of debt designated as a net investment hedge are recorded in foreign currency translation in OCI.

Commodity Purchases The Company purchases certain commodities in the normal course of business which result in physical delivery of the goods and hence, are excluded from Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended.

Translation of Foreign Currencies For all significant foreign operations, the functional currency is the local currency. Assets and liabilities of foreign operations are translated into U.S. dollars at current exchange rates. Revenue and expense accounts are translated into U.S. dollars at average exchange rates prevailing during the year. Adjustments resulting from the translation of assets and liabilities to U.S. dollars are included in OCI as foreign currency translation adjustments. Transaction gains and losses that occur as a result of transactions denominated in non-functional currencies are included in earnings and were not significant during the three-year period ended December 31, 2006.

Share-Based Compensation On January 1, 2006, the Company adopted SFAS No. 123(R), "Share-based Compensation," using the modified prospective application transition method. Share-based compensation expense is recognized on a straight line basis over the vesting period of each award recipient. See Note 5, "Share-Based Compensation," for additional information. Prior to 2006, the Company accounted for its stock-based compensation plans using the intrinsic value-based method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees."

Income Taxes The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes." The Company recognizes a current tax liability or asset for the estimated taxes payable or refundable on tax returns for the current year and a deferred tax liability or asset for the estimated future tax effects attributable to temporary differences and carryforwards. The measurement of current and deferred tax liabilities and assets is based on provisions of enacted tax law. Deferred tax assets are reduced, if necessary, by the amount of any tax benefits for which the utilization of the asset is not likely.

See New Pronouncements below for further discussion of income taxes.

Earnings Per Share Basic earnings per share ("EPS") of common stock is computed by dividing net earnings by the weighted-average number of common shares outstanding during the period. The difference between basic and diluted EPS is the dilutive effect of stock options and nonvested stock. Diluted EPS assumes that nonvested stock has vested and all dilutive stock options, for which the average market price exceeds the exercise price (in-the-money), are exercised. Stock options for which the exercise price exceeds the average market price (out-of-the-money options) have an anti-dilutive effect on EPS, and accordingly, are excluded from the calculation. Weighted-average common shares for computation of EPS were:

(in thousands)	2006	2005	2004
Basic weighted-average shares outstanding	45,900	46,746	46,562
Diluted weighted-average shares outstanding	46,204	47,067	46,877

For the years ended December 31, 2006, 2005 and 2004, options for 1.8 million, 1.9 million and 1.2 million shares, respectively, with weighted-average exercise prices of $21.65, $21.79 and $22.22, respectively, were excluded from the diluted EPS calculation because their exercise prices were greater than the average market price of the common stock and their inclusion in the calculation would have been anti-dilutive. All earnings per share amounts are presented on a diluted basis unless otherwise noted.

Accumulated Other Comprehensive Income (Loss) Accumulated other comprehensive income (loss) ("OCI") is comprised primarily of foreign currency translation, minimum pension liability and unrealized (losses) gains on cash flow hedges. The components of OCI at December 31 were:

(in thousands)	2006	2005
Foreign currency translation	$ 12,535	$ (27,539)
Minimum pension liability (net of tax)	(11,187)	(5,089)
Unrealized (losses) gains on cash flow hedges (net of tax)	(75)	26
Accumulated other comprehensive income (loss)	$ 1,273	$ (32,602)

Research and Development Research and development costs are recorded in selling and administrative expenses in the year they are incurred. Research and development costs were $24.8 million, $26.4 million and $24.3 million during the years ended December 31, 2006, 2005 and 2004, respectively.

Advertising Advertising costs are recorded in selling and administrative expenses as they are incurred. Advertising costs were $1.2 million, $1.5 million and $1.6 million during the years ended December 31, 2006, 2005 and 2004, respectively.

Environmental Liabilities The Company records liabilities related to environmental remediation obligations when estimated future expenditures are probable and reasonably estimable. Such accruals are adjusted as further information becomes available or as circumstances change. Estimated future expenditures are discounted to their present value when the timing and amount of future cash flows are fixed and readily determinable. Recoveries of remediation costs from other parties, if any, are recognized as assets when their receipt is assured.

New Pronouncements On December 31, 2006, the Company adopted Statement No. 158 ("SFAS No. 158"), "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." This statement requires the Company to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in the balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. Additionally, SFAS No. 158 requires the Company to measure the funded status of a plan as of the date of its fiscal year end, beginning with the year ending December 31, 2007. See Note 6, "Retirement Plans," for additional information.

On January 1, 2006, the Company adopted SFAS No. 151, "Inventory Costs." The impact of adopting this standard was not significant to the Company.

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes." This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The new standard will be effective for the Company in the first quarter of 2007. The Company is in the process of analyzing the impact of adopting FIN 48 and anticipates it will result in a charge to retained earnings of approximately $2 million to $4 million.

Reclassifications Certain prior year amounts related to share-based compensation included within the Consolidated Statements of Cash Flows have been reclassified to conform to the current year presentation.

2
Goodwill and Intangible Assets

At December 31, 2006 and 2005, the Company does not have any intangible assets other than goodwill that are not subject to amortization. The following table summarizes intangible assets with determinable useful lives by major category as of December 31, 2006 and 2005:

(in thousands except weighted average amortization years)	Weighted Average Amortization Years	2006 Cost	2006 Accumulated Amortization	2005 Cost	2005 Accumulated Amortization
Technological know-how	20.0	$ 7,979	$(2,391)	$ 7,610	$(1,951)
Customer relationships	20.0	6,626	(1,464)	6,256	(1,076)
Patents, trademarks, non-compete agreements and other	17.0	7,558	(3,801)	7,321	(3,196)
Total finite-lived intangibles	19.0	$22,163	$(7,656)	$21,187	$(6,223)

Amortization of intangible assets was $1.4 million, $1.4 million and $1.2 million in 2006, 2005 and 2004, respectively. Estimated amortization expense each year for the five years subsequent to December 31, 2006, is as follows: 2007, $1.3 million; 2008, $1.3 million; 2009, $1.2 million; 2010, $1.2 million; and 2011, $1.2 million. The changes in goodwill for the years ended December 31, 2006 and 2005, by reportable business segment, were as follows:

(in thousands)	Flavors & Fragrances	Color	Corporate & Other	Consolidated
Balance as of December 31, 2004	$140,666	$311,119	$642	$452,427
Currency translation impact	(8,964)	(23,252)	(10)	(32,226)
Balance as of December 31, 2005	131,702	287,867	632	420,201
Currency translation impact	8,297	20,683	13	28,993
Balance as of December 31, 2006	$139,999	$308,550	$645	$449,194

3
Debt

Long-term debt consisted of the following unsecured obligations at December 31:

(in thousands)	2006	2005
5.85% Euro-denominated senior notes due November 2013	$ 25,525	$ —
7.31% senior notes due November 2013	25,000	—
5.78% Euro-denominated senior notes due November 2011	51,049	—
7.17% senior notes due November 2011	30,000	—
Floating rate Euro-denominated senior notes due November 2011	25,525	—
6.68% senior notes due through January 2011	10,714	12,857
6.77% senior notes due through January 2010	15,000	15,000
6.60% notes due through April 2009	149,681	149,553
7.59% senior notes due through December 2008	8,571	12,857
6.99% senior notes due through December 2007	20,000	30,000
4.57% senior notes due December 2007	38,000	38,000
Floating rate Swiss Franc-denominated senior notes due December 2007	26,732	24,803
5.63% Euro-denominated senior notes due November 2006	—	158,694
5.85% senior notes due November 2006	—	30,000
Various other notes	15,432	17,563
Deferred realized gains on interest rate swaps	77	1,137
	441,306	490,464
Less current maturities	—	207,341
Total long-term debt	$441,306	$283,123

In November 2006, the Company issued notes totaling approximately $156 million, through a private placement of debt. The debt offering consisted of $30 million and $25 million of U.S. dollar denominated notes with coupon rates of 7.17% and 7.31%, respectively, €39 million and €19 million of Euro-denominated notes with coupon rates of 5.78% and 5.85%, respectively, and €19 million of floating rate Euro-denominated notes with an average coupon rate of 5.52% at December 31, 2006. The notes mature in November 2011 and 2013.

The floating rate Swiss Franc-denominated notes had an average coupon rate of 2.30% and 1.67% for the years ended December 31, 2006 and 2005, respectively.

The aggregate amounts of maturities on long-term debt each year for the five years subsequent to December 31, 2006, are as follows: 2007, $92.5 million; 2008, $6.7 million; 2009, $162.2 million; 2010, $17.8 million; 2011, $109.1 million.

Included in the various other notes in the table above are $9.5 million of notes maturing in 2009 that may be redeemed, in whole or in part, at any time prior to maturity at the option of the note-holders. This debt has been classified as long-term on the Consolidated Balance Sheet because it can be refinanced with proceeds drawn under the Company's long-term revolving loan agreement.

Substantially all of the senior loan agreements contain restrictions concerning interest coverage, borrowings, investments and tangible net worth amounts. The Company is in compliance with all of these restrictions at December 31, 2006.

The Company has a $225 million multi-currency revolving loan agreement with a group of seven banks that matures in August 2010. The agreement permits the Company to request an increase in the aggregate amount to $300 million subject to the banks' approval. Interest rates are determined based upon the LIBOR rate plus margin subject to adjustment on the basis of the rating accorded the Company's senior debt by S&P and Moody's. A facility fee is payable on the total amount of the commitment. The Company has approximately $92.5 million of long-term debt that matures in 2007. It is the Company's intention to refinance these maturities under the long-term revolving loan agreement and, accordingly, that maturing debt has been classified as long-term debt in the Consolidated Balance Sheet.

The Company's short-term borrowings consisted of the following items at December 31:

(in thousands)	2006	2005
Direct borrowings under the revolving loan agreement	$59,406	$ —
Commercial paper	9,950	50,912
Uncommitted loans	18,050	11,375
Loans of foreign subsidiaries	3,820	931
Total	$91,226	$63,218

The weighted-average interest rates on short-term borrowings were 5.06% and 4.60% at December 31, 2006 and 2005, respectively.

The Company has $155.6 million available under the revolving credit facility and $46.8 million available under other lines of credit from several banks at December 31, 2006.

The Company has stand-by letters of credit of $9.7 million and $8.9 million as of December 31, 2006 and 2005, respectively.

4
Financial Instruments and Risk Management

Interest Rate Swap Agreements The Company may enter into interest rate swap agreements to manage the level of fixed and floating interest rate debt. At December 31, 2006 and 2005, there were no interest rate swaps outstanding.

As a result of interest rate swap agreement settlements that occurred in October 2003, the counterparty paid the Company $4.8 million. As a result of settlements in September 2005, the Company paid the counterparty $0.5 million. The net realized gains and losses on the swaps have been deferred, classified as a separate component of debt and are being amortized to income as a reduction or increase of interest expense over the remaining term of the debt.

Foreign Currency Contracts The Company uses forward exchange contracts to reduce the effect of fluctuating foreign currencies on short-term foreign currency-denominated intercompany transactions and other known foreign currency exposures. At December 31, 2006 and 2005, the Company had forward exchange contracts (accounted for as cash flow hedges), with maturities of one year or less, of $96.2 million and $49.3 million, respectively. The fair values of these instruments, based on dealer quotes, were a liability of $0.4 million at December 31, 2006, which will be reclassified into earnings in 2007. The fair value of these instruments at December 31, 2005, was an asset of $0.1 million.

Foreign-denominated Debt In December 2002, the Company entered into a 33 million Swiss Franc-denominated note agreement. In November 2006, the Company entered into a 77 million Euro-denominated note agreement. In November 2006, the Company borrowed €45 million under the long-term revolving loan agreement. These non-derivative instruments have been designated as partial hedges of the Company's Swiss Franc and Euro net asset positions. A loss of $20.1 million and a gain of $28.9 million have been recorded in foreign currency translation in OCI for the years ended December 31, 2006 and 2005, respectively.

Concentrations of Credit Risk Counterparties to currency exchange and interest rate swap contracts consist of large international financial institutions. While these counterparties may expose the Company to potential losses due to the credit risk of non-performance, losses are not anticipated. Concentrations of credit risk with respect to trade accounts receivable are limited by the large number of customers, generally short payment terms, and their dispersion across geographic areas.

Fair Values The carrying amount of cash and cash equivalents, trade accounts receivable, accounts payable, accrued expenses and short-term borrowings approximated fair value as of December 31, 2006 and 2005.

The fair value of the Company's long-term debt, including current maturities, is estimated using discounted cash flows based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The carrying value of long-term debt at December 31, 2006 and 2005 was $441.3 million and $490.5 million, respectively. The fair value of long-term debt at December 31, 2006 and 2005 was approximately $429.8 million and $483.0 million, respectively.

5
Share-Based Compensation

The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123(R), "Share-Based Payment," on January 1, 2006. SFAS No. 123(R) requires stock-based compensation to be expensed over the vesting period of the awards based on the grant-date fair value. The Company elected to adopt using the modified prospective transition method which does not result in the restatement of previously issued financial statements. Under the provisions of SFAS No. 123(R), expense is recognized on all awards granted or modified after the date of adoption and unvested awards at the date of adoption.

Prior to January 1, 2006, the Company accounted for stock-based compensation in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation expense had been recognized for stock options because all options granted had an exercise price equal to the market value of the underlying stock on the grant date.

The Company has various stock plans under which employees and directors may be granted non-qualified and incentive stock options to purchase common stock at 100% of the market price on the day the options are granted. Under the 2002 Stock Option Plan, up to 2.4 million shares of common stock are available for employee awards, of which no more than 0.6 million shares may be nonvested stock. Under the 1998 Stock Option Plan, up to 2.4 million shares of common stock were available for employee awards, of which no more than 0.6 million shares may be nonvested stock. Under the 1994 Stock Option Plan, which expired in January 2004, except for outstanding options, up to 2.4 million shares of common stock were available for employee awards, of which no more than 0.5 million shares may be nonvested stock. Under the amended 2002 Non-Employee Director Stock Plan, up to 0.09 million shares of common stock are available for director awards of nonvested stock. Under the 1999 Non-Employee Director Stock Option Plan, up to 0.25 million shares of common stock are available for director awards.

As of December 31, 2006, there are 1.4 million shares available to be granted as future stock options and nonvested stock under existing stock plans. Of the shares available, 0.5 million can be awarded as nonvested stock. Stock options become exercisable over a three-year vesting period, or earlier upon retirement, and expire 10 years from the date of grant. Expense for stock options is recognized on a straight-line basis over three years from the date of grant or over the period from the date of grant until the participant is retirement-eligible, whichever is less. Treasury shares are issued for stock awards and for the exercise of stock options.

The Company estimated the fair value of stock options using the Black-Scholes option pricing model. The weighted-average fair value per share of options granted was $4.76 in 2006, $4.79 in 2005 and $4.81 in 2004. Significant assumptions used in estimating the fair value of awards granted are as follows:

	2006	2005	2004
Dividend yield	3.1%	3.1%	2.8%
Volatility	27.0%	28.3%	27.3%
Risk-free interest rate	4.8%	4.3%	3.2%
Expected term (years)	5.2	5.1	5.4

The Company's stock plans also provide for the awarding of nonvested stock. Expense for shares of nonvested stock is recognized over five years from the date of grant or during the period from the date of grant until the participant attains age 65, whichever is less. During the period of restriction, the holder of nonvested stock has voting rights and is entitled to receive all dividends and other distributions paid with respect to the stock.

Total pre-tax share-based compensation recognized in the Consolidated Statements of Earnings was $5.0 million, $1.9 million and $1.1 million in 2006, 2005 and 2004, respectively. Tax related benefits of $0.8 million, $0.7 million and $0.4 million were also recognized in 2006, 2005 and 2004, respectively. Amounts recorded in 2005 and 2004 represent expenses related to the amortization of nonvested stock awards. Cash received from the exercise of stock options was $7.0 million, $3.0 million and $3.7 million for 2006, 2005 and 2004, respectively, and is reflected in cash flows from financing activities in the Consolidated Statements of Cash Flows.

As a result of adopting SFAS No. 123(R) on January 1, 2006, the Company's earnings before income taxes and net earnings for the year ended December 31, 2006, were $1.2 million and $0.9 million lower, respectively, than if the Company had continued to account for stock-based compensation under APB No. 25. Basic and diluted earnings per share for 2006, are both $0.02 lower, than if the Company had continued to account for stock-based compensation under APB No. 25.

SFAS No. 123(R) requires the cash flows from the excess tax benefits the Company realizes on the exercise of stock options to be presented as cash flows from financing activities in the Consolidated Statements of Cash Flows. The excess tax benefits on the exercise of stock options for the year ended December 31, 2006, presented as cash flows from financing activities, were not material. The excess tax benefits on the exercise of stock options for the years ended December 31, 2005 and 2004, presented as cash flows from operating activities, were not material.

The following table illustrates the pro forma effect on net earnings and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation for 2005 and 2004:

(in thousands except per share information)	2005	2004
Net earnings, as reported	$44,195	$73,918
Add: reported stock compensation expense – net of tax	1,167	693
Less: fair value of stock compensation expense – net of tax	(3,403)	(2,371)
Pro forma net earnings	$41,959	$72,240
Earnings per share		
Basic as reported	$0.95	$1.59
Basic pro forma	$0.90	$1.55
Diluted as reported	$0.94	$1.58
Diluted pro forma	$0.89	$1.54

The pro forma expense for 2005 included $1.0 million after-tax compensation expense for stock options related to accelerated amortization for retirement eligible participants, as the Company's stock compensation plans provide for full vesting of option awards at retirement. Beginning in the first quarter of 2005, stock compensation expense for retirement eligible participants was reported in pro forma net earnings over the lesser of three years or until the participant achieves early retirement age. Previously, this expense was recognized over the vesting period, which was three years.

The Company had previously and will continue to expense awards for nonvested stock based on the fair value of the Company's common stock at the date of grant. As a result of adopting SFAS No. 123(R), unearned compensation previously recorded in equity was reclassified to additional paid-in capital as of January 1, 2006.

The following table summarizes the transactions involving the stock option plans:

(in thousands except exercise price and life)	Options	Weighted-Average Exercise Price	Weighted-Average Remaining Life (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2003	3,021	$20.04	6.4	$ 2,630
Granted	445	21.82		
Exercised	(219)	17.29		
Cancelled	(144)	20.55		
Outstanding at December 31, 2004	3,103	20.46	6.2	10,964
Granted	367	20.48		
Exercised	(174)	17.12		
Cancelled	(65)	21.67		
Outstanding at December 31, 2005	3,231	20.62	5.8	376
Granted	136	20.39		
Exercised	(388)	18.05		
Cancelled	(130)	20.63		
Outstanding at December 31, 2006	2,849	$20.96	5.5	$10,380
Exercisable at December 31, 2006	2,357	$21.00	4.8	$ 8,508

The aggregate intrinsic values of stock options exercised during 2006, 2005 and 2004, were $1.6 million, $0.6 million and $1.0 million, respectively.

As of December 31, 2006, total remaining unearned compensation, net of expected forfeitures, related to unvested stock options was $0.8 million, which will be amortized over the weighted-average remaining service period of 1.9 years.

The following table summarizes information concerning outstanding and exercisable stock options at December 31, 2006:

(in thousands except life and exercise price)	Range of Exercise Price $17.19-20.00	$20.01-22.00	$22.02-25.19
Options outstanding	1,029	880	940
Weighted-average remaining contractual life, in years	6.3	3.9	6.0
Weighted-average exercise price	$18.81	$21.23	$23.07
Options exercisable	806	808	743
Weighted-average exercise price	$18.82	$21.30	$23.02

The closing stock price of Sensient common stock at December 31, 2006 was $24.60.

The following table summarizes the nonvested stock activity:

(in thousands except fair value)	Shares	Weighted-Average Fair Value	Aggregate Intrinsic Value
Outstanding at December 31, 2003	265	$20.44	$ 5,239
Granted	121	22.88	
Vested	(26)	22.45	
Outstanding at December 31, 2004	360	21.11	8,632
Granted	142	18.65	
Vested	(33)	21.89	
Cancelled	(13)	22.23	
Outstanding at December 31, 2005	456	20.26	8,164
Granted	172	24.01	
Vested	(77)	18.72	
Outstanding at December 31, 2006	551	$21.64	$13,564

The total fair value of shares vested during 2006, 2005 and 2004, was $1.4 million, $0.7 million and $0.6 million, respectively.

The fair value of the nonvested shares at the date of grant is amortized over the vesting period but not exceeding age 65 of the participant. As of December 31, 2006, total remaining unearned compensation related to nonvested stock was $6.0 million, which will be amortized over the weighted-average remaining service period of 2.2 years.

6
Retirement Plans

The Company provides benefits under defined contribution plans including a savings plan and an employee stock ownership plan ("ESOP"). The savings plan covers substantially all domestic salaried and certain non-union hourly employees and provides for matching contributions up to 4% of each employee's salary. The ESOP covers substantially all domestic employees not covered by a defined benefit plan and provides for contributions based on a percentage of each employee's compensation as determined by the Board of Directors. Total expense for the Company's defined contribution plans was $3.2 million, $2.9 million and $2.7 million in 2006, 2005 and 2004, respectively.

Although the Company intends the defined contribution plans mentioned above to be the primary retirement benefit for most employees, the Company also has several defined benefit plans. The funded status of the defined benefit plans was as follows at December 31:

(in thousands)	2006	2005
Benefit obligation at beginning of year	$ 43,697	$ 37,386
Service cost	1,091	1,038
Interest cost	2,446	2,328
Foreign currency exchange rate changes	1,491	—
Benefits paid	(4,822)	(1,924)
Actuarial (gain) loss	(1,629)	4,869
Benefit obligation at end of year	42,274	43,697
Plan assets at beginning of year	12,196	11,300
Company contributions	2,483	2,143
Foreign currency exchange rate changes	1,049	—
Benefits paid	(4,822)	(1,924)
Actual gain on plan assets	1,136	677
Plan assets at end of year	12,042	12,196
Funded status	(30,232)	(31,501)
Unrecognized prior service cost	11,138	13,073
Unrecognized net actuarial loss	6,656	9,333
Minimum pension liability:		
Intangible asset	—	(12,986)
Other comprehensive income (loss)	(17,794)	(7,656)
Accrued benefit liability	$ (30,232)	$(29,737)
Accumulated benefit obligation	$ (40,074)	$(41,933)

Amounts recognized in the Consolidated Balance Sheets at December 31:

(in thousands)	2006	2005
Accrued employee and retiree benefits	$(30,702)	$(30,417)
Prepaid expenses and other current assets	470	680

Components of annual benefit cost:

(in thousands)	2006	2005	2004
Service cost	$1,091	$1,038	$ 922
Interest cost	2,446	2,328	1,685
Expected return on plan assets	(895)	(813)	(333)
Amortization of prior service cost	1,935	1,281	1,281
Recognized actuarial loss	308	186	77
Settlement expense	1,036	—	56
Defined benefit expense	$5,921	$4,020	$3,688

Weighted-average liability assumptions as of December 31:

	2006	2005
Discount rate	5.75%	5.50%
Expected return on plan assets	6.00%	7.00%
Rate of compensation increase	4.00%	5.00%

Weighted-average cost assumptions for the year ended December 31:

	2006	2005
Discount rate	5.50%	6.00%
Expected return on plan assets	6.00%	8.00%
Rate of compensation increase	4.00%	5.00%

The aggregate amounts of benefits expected to be paid from defined benefit plans in each of the next five years subsequent to December 31, 2006, which include employees' expected future service are as follows: 2007, $1.7 million; 2008, $2.5 million; 2009, $2.6 million; 2010, $7.4 million; 2011, $2.7 million; and $13.8 million in total for the years 2012 through 2016.

The Company expects to contribute $2.4 million to defined benefit plans in 2007.

On December 31, 2006, the Company adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." The incremental effect of applying SFAS No. 158 on individual line items in the Company balance sheets was as follows:

(in thousands)	Before Application of Statement 158	Adjustments	After Application of Statement 158
Other assets	$54,602	$(10,543)	$44,059
Deferred income taxes	—	3,149	3,149
Total assets	1,461,461	(7,394)	1,454,067
Accrued employee and retiree benefits	41,779	2,178	43,957
Deferred income taxes	1,795	(1,795)	—
Accumulated comprehensive income (loss)	9,050	(7,777)	1,273
Total shareholders' equity	711,881	(7,777)	704,104
Total liabilities and shareholders' equity	1,461,461	(7,394)	1,454,067

Amounts recognized in accumulated other comprehensive income (loss) in accordance with SFAS No. 158 was as follows:

(in thousands)	2006
Prior service cost	$11,138
Unrecognized net actuarial loss	6,656

The estimated prior service cost and actuarial loss for the defined benefit plans that will be amortized from accumulated other comprehensive income (loss) into periodic benefit cost during 2007 are $1.9 million and $0.2 million, respectively.

7
Income Taxes

The provision for income taxes was as follows:

(in thousands)	2006	2005	2004
Currently payable (refundable):			
Federal	$11,595	$ 7,999	$ 8,747
State	(230)	(42)	1,355
Foreign	16,017	15,377	14,171
	27,382	23,334	24,273
Deferred (benefit) expense:			
Federal	(952)	(6,845)	(2,939)
State	(637)	566	(1,229)
Foreign	1,311	(2,773)	3,868
	(278)	(9,052)	(300)
Income taxes	$27,104	$14,282	$23,973

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities consisted of the following:

(in thousands)	2006	2005
Deferred tax assets:		
Benefit plans	$13,042	$ 9,597
Liabilities and reserves	8,174	12,842
Foreign operating loss carryovers	36,578	32,396
Other	23,688	19,889
Gross deferred tax assets	81,482	74,724
Valuation allowance	(32,857)	(25,983)
Deferred tax assets	48,625	48,741
Deferred tax liabilities:		
Property, plant and equipment	(18,836)	(21,292)
Other assets	(4,634)	(6,253)
Other	(12,072)	(13,226)
Deferred tax liabilities	(35,542)	(40,771)
Net deferred tax assets	$13,083	$ 7,970

At December 31, 2006, foreign operating loss carryovers were $125.8 million. Included in the foreign operating loss carryovers are losses of $7.3 million that expire through 2021 and $118.5 million that do not have an expiration date. At December 31, 2006, state operating loss carryovers were $143.3 million, all of which expire through 2021.

The effective tax rate differed from the statutory federal income tax rate of 35% as described below:

	2006	2005	2004
Taxes at statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal income tax benefit	0.2	1.5	0.8
Tax credits	(0.7)	(2.8)	(3.3)
Taxes on foreign earnings	(4.5)	(0.8)	(3.6)
Foreign sales corporation/ extraterritorial income tax benefit	(0.7)	(2.3)	(1.6)
Resolution of prior years' tax matters	(5.9)	(4.2)	(0.9)
Valuation allowance adjustments	0.8	(1.1)	(0.3)
Other, net	4.8	(0.9)	(1.6)
Effective tax rate	29.0%	24.4%	24.5%

Earnings before income taxes were as follows:

(in thousands)	2006	2005	2004
United States	$18,686	$13,432	$41,263
Foreign	74,843	45,045	56,628
Total	$93,529	$58,477	$97,891

Substantially all of the Company's foreign earnings are considered to be permanently reinvested. Those earnings that are not considered permanently reinvested could be repatriated with no U.S. tax liability and, accordingly, the Company has not provided income taxes for potential repatriations by its foreign subsidiaries.

8
Segment and Geographic Information

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on operating income of the respective business units before restructuring charges, interest expense and income taxes. Total revenue and operating income by business segment and geographic region include both sales to customers, as reported in the Company's Consolidated Statements of Earnings, and intersegment sales, which are accounted for at prices which approximate market prices and are eliminated in consolidation. Corporate and other revenue consist primarily of flavor, fragrances and color products sold by the Asia Pacific Group.

Assets by business segment and geographic region are those assets used in the Company's operations in each segment and geographic region. Segment assets reflect the allocation of goodwill to each segment. Corporate and other assets consist primarily of property and investments.

Segment Information The Company's operations, except for the Asia Pacific Group, are managed on a products and services basis. The Company determines its operating segments based on information utilized by senior management to allocate resources and assess performance. The Company's reportable segments consist of Flavors & Fragrances and Color. The Company's Flavors & Fragrances segment produces flavor and fragrance products that impart a desired taste, texture, aroma or other characteristic to a broad range of consumer and other products. The Color segment produces natural and synthetic color systems for pharmaceuticals, foods and beverages; colors and formulations for cosmetics; and technical colors for industrial applications and digital imaging. The Corporate and Other segment includes the Asia Pacific Group.

(in thousands)	Flavors & Fragrances	Color	Corporate & Other	Consolidated
2006				
Revenue from external customers	$719,747	$339,004	$ 40,023	$1,098,774
Intersegment revenue	13,674	11,170	1,278	26,122
Total revenue	733,421	350,174	41,301	1,124,896
Operating income (loss)	104,457	59,384	(34,564)	129,277
Interest expense	—	—	35,748	35,748
Earnings (loss) before income taxes	104,457	59,384	(70,312)	93,529
Assets	747,283	620,423	86,361	1,454,067
Capital expenditures	28,034	6,368	4,912	39,314
Depreciation and amortization	26,581	12,561	3,902	43,044
2005				
Revenue from external customers	$657,747	$327,447	$ 38,736	$1,023,930
Intersegment revenue	12,847	12,492	2,790	28,129
Total revenue	670,594	339,939	41,526	1,052,059
Operating income (loss)	82,473	54,197	(42,456)	94,214
Interest expense	—	—	35,737	35,737
Earnings (loss) before income taxes	82,473	54,197	(78,193)	58,477
Assets	699,792	595,859	102,622	1,398,273
Capital expenditures	20,870	12,447	2,785	36,102
Depreciation and amortization	26,686	14,366	3,807	44,859
Restructuring and other charges	—	—	12,805	12,805
2004				
Revenue from external customers	$636,195	$372,178	$ 38,760	$1,047,133
Intersegment revenue	12,070	11,620	1,061	24,751
Total revenue	648,265	383,798	39,821	1,071,884
Operating income (loss)	84,812	67,991	(23,647)	129,156
Interest expense	—	—	31,265	31,265
Earnings (loss) before income taxes	84,812	67,991	(54,912)	97,891
Assets	744,159	641,344	103,075	1,488,578
Capital expenditures	25,770	19,649	4,426	49,845
Depreciation and amortization	27,619	13,731	3,790	45,140

Geographic Information The Company has manufacturing facilities or sales offices in North America, South America, Europe, Asia, Australia and Africa.

(in thousands)	2006	2005	2004
Revenue from external customers:			
North America	$ 623,282	$ 569,319	$ 566,915
Europe	320,632	304,936	318,007
Asia Pacific	93,960	94,999	110,735
Other	60,900	54,676	51,476
Consolidated	$1,098,774	$1,023,930	$1,047,133
Long-lived assets:			
North America	$ 393,384	$ 410,202	$ 420,095
Europe	485,844	448,462	510,850
Asia Pacific	19,644	18,995	21,100
Other	344	270	289
Consolidated	$ 899,216	$ 877,929	$ 952,334

Sales in the United States, based on the final country of destination of the Company's products, were $463.0 million, $418.7 million and $426.3 million in 2006, 2005 and 2004, respectively. No other country of destination exceeded 10% of consolidated sales. Total long-lived assets in the United States amounted to $314.7 million, $339.4 million and $352.2 million at December 31, 2006, 2005 and 2004, respectively.

9
Restructuring and Other Charges

In the fourth quarter of 2005, the Company recorded restructuring and other charges of $12.8 million ($9.8 million after tax, or $0.21 per share) related to a cost reduction plan and an impairment charge to write-down the value of a minority investment as a result of a change in plans for that company by its majority investor. Of the charges, $4.3 million was included in cost of products sold. The charges were all reported in the Corporate and Other segment.

The Company's 2005 cost reduction plan was intended to improve profitability and mitigate the impact of higher costs within its businesses. The plan also addressed the need to close facilities and reduce headcount in response to lower inkjet ink volumes. The plan resulted in the closure of two excess manufacturing facilities, a total reduction in global headcount of approximately 140 employees across all segments and the elimination of three product lines. Activities to relocate production equipment and prepare excess facilities and excess equipment for sale or disposal began in the fourth quarter of 2005 and were completed in the second quarter of 2006. All remaining payments are expected to be completed in 2007.

The Company also recorded restructuring charges of $6.5 million ($4.7 million after-tax, $0.10 per share) in December 2003, related primarily to improving cost efficiency worldwide with emphasis on the Color Group. The $6.5 million in charges includes $4.0 million of cash expenditures for severance and other employee separation costs associated with a workforce reduction of approximately 165 employees and $2.5 million of non-cash costs related to asset impairment charges. The majority of payments have been made.

The following table summarizes the changes to the accrual for restructuring and other charges:

(in thousands)	Employee Separations	Asset-Related and Other	Total
Balances at December 31, 2003	$2,768	$ —	$2,768
Cash spent	(2,411)	—	(2,411)
Balances at December 31, 2004	357	—	357
December 2005 charge	6,402	6,403	12,805
Cash spent	(1,952)	(181)	(2,133)
Reductions of assets	—	(5,390)	(5,390)
Balances at December 31, 2005	4,807	832	5,639
Cash spent	(4,132)	(713)	(4,845)
Balances at December 31, 2006	$ 675	$ 119	$ 794

10
Commitments and Contingencies

LEASES

The Company leases certain facilities and equipment under operating lease arrangements. Aggregate minimum rental commitments at December 31, 2006, for all noncancelable operating leases with an initial lease term greater than one year were as follows for the years ending December 31,

(in thousands)	
2007	$8,076
2008	4,860
2009	3,262
2010	2,556
2011	1,478
Thereafter	4,573
	$24,805

Rent expense totaled $10.6 million, $11.4 million and $10.6 million during the years ended December 31, 2006, 2005 and 2004, respectively.

GUARANTEES

In connection with the sale of substantially all of the Company's Yeast business on February 23, 2001, the Company provided the buyer with indemnification against certain potential liabilities as is customary in transactions of this nature. The period provided for indemnification against most types of claims has now expired, but for specific types of claims, including but not limited to tax and environmental liabilities, the amount of time provided for indemnification is the applicable statute of limitations. The maximum amount of the Company's liability related to certain of these provisions is capped at approximately 35% of the consideration received in the transaction. Liability related to certain matters, including claims relating to pre-closing environmental liabilities, is not capped. In cases where the Company believes it is probable that payments will be required under these provisions and the amounts can be estimated, the Company has recognized a liability.

ENVIRONMENTAL MATTERS

The Company is involved in various significant environmental matters, which are described below. The Company is also involved in other site closures and related environmental remediation and compliance activities at manufacturing sites primarily related to a 2001 acquisition by the Company for which reserves for environmental matters were established as of the date of purchase. Actions that are legally required or necessary to prepare the sites for sale are substantially complete.

Clean Air Act Notices of Violation

On June 24, 2004, the United States Environmental Protection Agency (the "EPA") issued a Notice of Violation/Finding of Violation ("NOV") to Lesaffre Yeast Corporation ("Lesaffre") for alleged violations of the Wisconsin air emission requirements. The NOV generally alleges that Lesaffre's Milwaukee, Wisconsin, facility violated air emissions limits for volatile organic compounds during certain periods from 1999 through 2003. Some of these violations allegedly occurred before Lesaffre purchased Red Star Yeast & Products ("Red Star Yeast") from the Company.

On June 30, 2005, the EPA issued a second NOV to Lasaffre and Sensient which alleges that certain operational changes were made during Sensient's ownership of the Milwaukee facility without complying with new-source review procedures and without the required air pollution control permit. The Company has raised significant legal defenses in response to the June 2005 NOV. The Company has met with the EPA in an attempt to resolve the NOVs. In September 2005, as follow-up to one of those meetings, the Company submitted information to refute the allegations of the June 30, 2005 NOV and requested that the NOV be withdrawn.

On December 18, 2006, the EPA initiated an administrative proceeding to assess a penalty for the alleged violations covered by the two NOVs. The EPA named Lesaffre as a respondent in that proceeding. The EPA did not name Sensient as a respondent in that proceeding. The EPA has proposed a penalty covering both NOVs of $488,000.

In connection with the sale of Red Star Yeast, the Company provided Lesaffre and certain of its affiliates with indemnification against environmental claims attributable to the operation, activities or ownership of Red Star Yeast prior to February 23, 2001, the closing date of the sale. In December 2005, Lesaffre closed the Milwaukee plant. The Company informed the EPA of this development. On December 20, 2006, Lesaffre formally requested indemnification from Sensient for the portion of the civil penalty arising from the June 30, 2005 NOV. It is not clear what portion of the proposed penalty will be subject to the indemnification agreement. However, the amount subject to indemnification will likely be less than $488,000.

Superfund Claim

On July 6, 2004, the EPA notified the Company's Sensient Colors Inc. subsidiary that it may be a potentially responsible party ("PRP") under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") for activities at the General Color Company Superfund Site in Camden, New Jersey. The EPA requested reimbursement of $10.9 million in clean-up costs, plus interest. Sensient Colors Inc. advised the EPA that this site had been expressly excluded from the Company's 1988 stock purchase of H. Kohnstamm & Company, Inc. (now Sensient Colors Inc.). The selling shareholders had retained ownership of and liability for the site, and some became owners of General Color Company, which continued to operate there until the mid-1990s. The Company's legal defense costs are being paid, in part, by an insurer with a reservation of coverage rights. Litigation to resolve coverage rights is pending. The Company continues to assess the existence and solvency of other PRPs, additional insurance coverage, the nature of the alleged contamination, and the extent to which the EPA's activities satisfy the requirements for reimbursement under CERCLA, as well as issues surrounding the manner in which the 1988 transaction was structured. In a letter to the EPA dated January 31, 2005, the Company outlined legal challenges to the recoverability of certain costs and urged the EPA to pursue General Color Company and related parties. The EPA subsequently informed the Company that it is unwilling to discuss these legal challenges without prior conditions. In 2006, the EPA issued a news release stating that a private developer, Westfield Acres Urban Renewal Association II, LP, pursuant to an agreement with the EPA, began redevelopment efforts at the site (construction of affordable housing) by demolishing buildings thereon. Thereafter, the EPA removed alleged contaminated soil from the locations where the buildings once stood. Documents received pursuant to a Freedom of Information Act request indicate that the EPA incurred additional alleged response costs of approximately $4 million. The Department of Justice must evaluate any referral by the EPA for potential civil litigation under applicable environmental laws.

Pleasant Gardens Realty Corp.
v. H. Kohnstamm & Co., et al.

The owner of Pleasant Gardens, an apartment complex adjacent to the General Color Superfund Site ("the subject property"), filed a complaint in New Jersey state court in November 2003 against H. Kohnstamm & Co. (now Sensient Colors Inc.), the Company, General Color Company, and unknown defendants. Plaintiff seeks to hold defendants liable, in an unspecified amount, for damages related to the alleged contamination of plaintiff's property. Plaintiff voluntarily dismissed the Company without prejudice. Sensient Colors Inc. filed an answer denying liability and asserting affirmative defenses. Limited discovery has occurred. In November 2006, the Camden Redevelopment Agency (the "Agency") filed condemnation litigation against plaintiff (and other purported interested parties) to take the subject property. Sensient Colors is not a party to the condemnation litigation. In advance of its filing, the Agency notified plaintiff that its appraiser had assessed the fair market value of the subject property at $7.7 million and that its environmental consultant had estimated the costs for environmental cleanup, purportedly to meet requirements of the New Jersey Department of Environmental Protection, at $7.5 million. Upon notice of such condemnation proceedings, the Court stayed the litigation between the Company and Pleasant Gardens to allow the parties to assess, among other things, the impact of such condemnation litigation upon the case. The stay is currently in effect until at least April 2007. In the interim, Sensient Colors is working with plaintiff to pursue a reduction in the scope and cost of the Agency's proposed environmental cleanup. To the extent that there is a reduction in the condemnation value of the Pleasant Gardens property due to the Agency's remediation of contamination for which Sensient Colors Inc. is allegedly responsible, such reduction may become a part of the damages claimed by plaintiff.

As of December 31, 2006, the liabilities related to environmental matters are estimated to be between $1.4 million and $23.3 million. As of December 31, 2006, the Company has accrued $2.6 million for environmental matters, of which $2.0 million is related to the environmental reserves established in connection with the 2001 acquisition discussed above. This accrual represents management's best estimate of these liabilities; however, the actual liabilities may be above the levels reserved or estimated, in which case the Company would need to take charges or establish reserves in later periods. Also, the Company has not been able to make a reasonable estimate of the liabilities, if any, related to some of the environmental matters discussed above. The Company has not recorded any potential insurance recoveries related to these liabilities, as receipts are not yet assured. There can be no assurance that additional environmental matters will not arise in the future.

COMMERCIAL LITIGATION

There are two significant commercial cases pending against the Company, which are disclosed below.

Fults et al. v. Sensient Flavors Inc. et al.

In August 2005, the Company and certain other flavoring manufacturers were sued in the City of St. Louis, Missouri, Circuit Court by Elizabeth Fults (as administrator for the Estate of Dixie Asbury), Nancy Lee Dudley and Jill Roth, all of whom allege that they suffered damage as a result of work-related exposure to butter flavoring vapors at the Gilster-Mary Lee microwave popcorn plant in McBride, Missouri. At present, it does not appear that the Company ever sold butter flavoring products to this facility. Both plaintiffs and defendants filed motions for change of venue from the City of St. Louis, Missouri, to neighboring counties. These motions were granted and the matter is now pending in Cape Girardeau County, Missouri state court. Because of these filings a firm scheduling order has not yet been entered. Once these procedural issues are finalized, the Company intends to conduct discovery, file a motion to dismiss, and will vigorously defend its interests in this case.

Kuiper et al. v. Sensient Flavors Inc. et al.

In late January 2006, the Company and certain other flavor manufacturers, and a flavor industry trade association and its management company were sued in the Federal District Court for the Northern District of Iowa, Western Division, by Ronald Kuiper and his spouse, Conley Kuiper. Mr. Kuiper claims that while working at American Popcorn Company of Sioux City, Iowa, he was exposed to butter flavoring vapors that caused injury to his respiratory system. Ms. Kuiper's claim is for loss of consortium. The allegations of this complaint are virtually identical to those contained in another complaint that was filed against the Company, involving another worker at the same facility, that ultimately was settled with the Company paying nothing to the plaintiff. The Company believes that plaintiffs' claims are without merit and is vigorously defending this case. A trial ready date of November 5, 2007, has been set in this matter.

The Company is involved in various other claims and litigation arising in the normal course of business. In the judgment of management, which relies in part on information from Company counsel, the ultimate resolution of these actions will not materially affect the consolidated financial statements of the Company except as described above.

Management's Report on Internal Control Over Financial Reporting

The management of Sensient Technologies Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. It is management's policy to maintain a control-conscious environment through an effective system of internal accounting controls. These controls are supported by the careful selection of competent and knowledgeable personnel and by the communication of standard accounting and reporting policies and procedures throughout the Company. These controls are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. In making its assessment of internal control over financial reporting, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework. Based on that assessment, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2006.

The Company's independent registered public accounting firm has issued their attestation report on management's assessment of internal control over financial reporting. This report appears on page 46.

Reports of Independent Registered Public Accounting Firms

To the Board of Directors and Shareholders of
Sensient Technologies Corporation
Milwaukee, Wisconsin

We have audited the accompanying consolidated balance sheet of Sensient Technologies Corporation and subsidiaries (the "Company") as of December 31, 2006, and the related consolidated statements of earnings, shareholders' equity, and cash flows for the year ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Sensient Technologies Corporation and subsidiaries as of December 31, 2006, and the results of their operations and their cash flows for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, on January 1, 2006, the Company changed its method of accounting for share-based awards. Additionally, on December 31, 2006, the Company changed its method of accounting for defined benefit pension plans.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 8, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Ernst + Young LLP

Milwaukee, Wisconsin
February 8, 2007

To the Board of Directors and Shareholders of
Sensient Technologies Corporation
Milwaukee, Wisconsin

We have audited the accompanying consolidated balance sheet of Sensient Technologies Corporation and subsidiaries (the "Company") as of December 31, 2005, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sensient Technologies Corporation and subsidiaries as of December 31, 2005, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Milwaukee, Wisconsin
February 17, 2006

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

To the Board of Directors and Shareholders of
Sensient Technologies Corporation
Milwaukee, Wisconsin

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Sensient Technologies Corporation and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2006 of the Company and our report dated February 8, 2007 expressed an unqualified opinion on those financial statements.

Ernst + Young LLP

Milwaukee, Wisconsin
February 8, 2007

Quarterly Data

(in thousands except per share amounts) (unaudited)	Revenue	Gross Profit	Net Earnings	Net Earnings Per Share Basic	Net Earnings Per Share Diluted
2006					
First Quarter	$262,924	$79,439	$15,618	$0.34	$0.34
Second Quarter	282,212	85,501	18,463	0.40	0.40
Third Quarter	280,878	83,604	16,977	0.37	0.37
Fourth Quarter	272,760	83,724	15,367	0.33	0.33
2005					
First Quarter	$250,877	$74,580	$12,831	$0.27	$0.27
Second Quarter	263,750	79,430	15,863	0.34	0.34
Third Quarter	256,416	73,046	14,128	0.30	0.30
Fourth Quarter	252,887	65,621	1,373	0.03	0.03

The fourth quarter of 2005 includes restructuring and other charges of $12.8 million pre-tax, $9.8 million after-tax or $0.21 per share (see Note 9).

Change in Independent Registered Public Accounting Firm

On February 17, 2006, the Audit Committee notified Deloitte & Touche LLP ("Deloitte") that upon completion of the 2005 engagement and the filing of the Company's 2005 Form 10-K, Deloitte would be dismissed as the Company's independent registered public accounting firm. The engagement was completed and the dismissal occurred shortly before the mailing of the 2005 annual report. Deloitte's reports on the Company's consolidated financial statements as of and for the fiscal years ended December 31, 2004 and 2005, did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principle.

During the years ended December 31, 2004 and 2005, and the subsequent period through February 17, 2006, there were no reportable events described in Item 304(a)(1)(v) of Regulation S-K and there were no disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Deloitte's satisfaction, would have caused Deloitte to make reference thereto in their reports on the financial statements for such years except as described in this paragraph. With respect to 2004 there were disagreements with Deloitte with respect to the impairment of a receivable and the recording of an income tax benefit. The disagreements were resolved and the Company recorded corresponding adjustments prior to finalizing its 2004 audited financial statements. The Audit Committee discussed these matters with Deloitte. Also, the Company reported a material weakness in the Company's internal controls at December 31, 2004, with respect to inadequate support for management's estimates regarding the impairment of the receivable, and with respect to the Company's documentation related to the income tax benefit. The Company determined that the documentation in these regards was not sufficient to support the accounting treatment originally proposed, and described the related weakness in the Company's internal controls at December 31, 2004. There were no disagreements or reportable events with respect to the 2005 financial statements, and no material weaknesses in internal controls at December 31, 2005, were identified.

On February 17, 2006, the Audit Committee appointed Ernst & Young LLP ("E&Y") as the Company's new independent registered public accounting firm, subject to that firm's acceptance of the appointment and to shareholder ratification. The engagement letter was signed on February 24, 2006. During the fiscal years ended December 31, 2003, 2004 and 2005, and through February 24, 2006, neither the Company nor anyone acting on its behalf consulted with E&Y regarding any of the matters or events described in Items 304(a)(2)(i) and (ii) of Regulation S-K. The Company authorized Deloitte to respond fully to any inquiries by E&Y regarding matters related to the disagreements described above.

Company Stock Performance

This graph compares the cumulative total shareholder return for the Company's common stock over the last five years to the total returns on the Standard & Poor's Midcap Specialty Chemicals Index (the "S&P Midcap Specialty Chemicals Index"), the Standard & Poor's Midcap Food Products Index (the "S&P Food Products Index") and the Standard & Poor's 500 Stock Index (the "S&P 500 Index"). The graph assumes a $100 investment made on December 31, 2001 and reinvestment of dividends. The stock performance shown on the graph is not necessarily indicative of future price performance.


$200
$150
$100
$50
$0
2001
2002
2003
2004
2005
2006

	2001	2002	2003	2004	2005	2006
Sensient Technologies Corporation	$100	$111	$100	$125	$96	$136
S&P Midcap Specialty Chemicals Index	100	101	119	142	137	160
S&P Food Products Index	100	104	125	144	155	167
S&P 500 Index	100	78	100	111	117	135

Common Stock Prices and Dividends

	Market Price		Dividends
	High	Low	Per Share
2006			
First Quarter	$19.38	$16.92	$0.15
Second Quarter	21.19	17.66	0.15
Third Quarter	22.99	19.05	0.15
Fourth Quarter	25.33	19.32	0.16
2005			
First Quarter	$23.97	$20.20	$0.15
Second Quarter	21.91	19.55	0.15
Third Quarter	22.13	18.04	0.15
Fourth Quarter	19.66	16.82	0.15

(in thousands except employee and per share data) Years ended December 31,	2006	
Summary of Operations		
Revenue	$1,098,774	100.0%
Cost of products sold	766,506	69.7
Selling and administrative expenses	202,991	18.5
Restructuring and other charges	—	—
Operating income	129,277	11.8
Interest expense	35,748	3.3
Earnings before income taxes	93,529	8.5
Income taxes	27,104	2.5
Net earnings	$ 66,425	6.0%
Earnings per share:		
Basic	$ 1.45	
Diluted	$ 1.44	
Other Related Data		
Dividends per share, declared and paid	$ 0.61	
Average common shares outstanding:		
Basic	45,900	
Diluted	46,204	
Book value per common share	$ 15.12	
Price range per common share	16.92-25.33	
Share price at December 31	24.60	
Capital expenditures	39,314	
Depreciation	41,658	
Amortization	1,386	
Total assets	1,454,067	
Long-term debt	441,306	
Total debt	532,532	
Shareholders' equity	704,104	
Return on average shareholders' equity	9.9%	
Total debt to total capital	43.1%	
Employees	3,582	

The 2005 results include restructuring and other charges of $12.8 million ($9.8 million after tax, or $0.21 per share) related to a cost reduction program and an impairment charge (see Note 9). The charges were recorded in cost of products sold ($4.3 million) and in restructuring and other charges ($8.5 million).

The 2003 results include restructuring charges related to a cost reduction plan of $6.5 million (see Note 9) and a $13.3 million credit related to termination of postretirement health care plan benefits included in selling and administrative expenses.

2005		2004		2003		2002	
$1,023,930	100.0%	$1,047,133	100.0%	$987,209	100.0%	$939,886	100.0%
731,253	71.4	734,596	70.2	677,414	68.6	633,011	67.3
189,998	18.6	183,381	17.5	165,835	16.8	160,380	17.1
8,465	0.8	—	—	6,476	0.7	—	—
94,214	9.2	129,156	12.3	137,484	13.9	146,495	15.6
35,737	3.5	31,265	3.0	29,140	2.9	29,523	3.1
58,477	5.7	97,891	9.3	108,344	11.0	116,972	12.5
14,282	1.4	23,973	2.2	26,912	2.8	36,282	3.9
$ 44,195	4.3%	$ 73,918	7.1%	$ 81,432	8.2%	$ 80,690	8.6%
$ 0.95		$ 1.59		$ 1.74		$ 1.70	
$ 0.94		$ 1.58		$ 1.73		$ 1.69	
$ 0.60		$ 0.60		$ 0.59		$ 0.5375	
46,746		46,562		46,741		47,379	
47,067		46,877		47,041		47,788	
$ 13.43		$ 13.99		$ 12.42		$ 10.58	
16.82-23.97		17.91-24.25		17.86-24.26		17.95-25.96	
17.90		23.99		19.77		22.47	
36,102		49,845		74,208		47,317	
43,502		43,900		40,385		38,899	
1,357		1,240		1,077		852	
1,398,273		1,488,578		1,453,528		1,285,685	
283,123		525,153		525,924		511,707	
553,682		615,196		654,657		558,699	
622,228		658,698		580,118		499,358	
6.8%		12.2%		15.2%		17.3%	
47.1%		48.3%		53.0%		52.8%	
3,518		3,728		3,845		3,572	

Board of Directors

Kenneth P. Manning, 65
Chairman, President and Chief Executive Officer
Sensient Technologies Corporation
Elected Director in 1989 (2, 6)

Hank Brown, 67
President
University of Colorado
Elected Director in 2004 (1, 4, 5)

Fergus M. Clydesdale, Ph.D., 70
Distinguished Professor and
Head of the Department of Food Science
University of Massachusetts – Amherst
Elected Director in 1998 (2, 3, 4, 6)

James A.D. Croft, 69
Chairman
Bartlodge Limited
Elected Director in 1997 (1, 2, 3, 6)

William V. Hickey, 62
President and Chief Executive Officer
Sealed Air Corporation
Elected Director in 1997 (1, 2, 4, 5)

Peter M. Salmon, 57
President
International Food Network, Inc.
Elected Director in 2005 (5, 6)

Elaine R. Wedral, Ph.D., 62
Retired, President
Nestle's Research and Development
Worldwide Food Service Systems
Elected Director in 2006 (6)

Essie Whitelaw, 59
Senior Vice President of Private
Sector Claims Administration
Wisconsin Physician Services
Elected Director in 1993 (3, 4)

Committees

1 Audit Committee
2 Executive Committee
3 Compensation and Development Committee
4 Nominating and Corporate Governance Committee
5 Finance Committee
6 Scientific Advisory Committee

Elected Officers

Kenneth P. Manning, 65
Chairman, President and Chief Executive Officer
With the Company 19 years

Peter Bradley, 47
President – Color Group
With the Company 4 years

Richard Carney, 56
Vice President – Administration
With the Company 25 years

James J. Clarke, 57
Assistant Secretary and Assistant General Counsel
With the Company 3 years

John F. Collopy, 37
Treasurer
With the Company 7 years

John L. Hammond, 60
Vice President, Secretary and General Counsel
With the Company 9 years

Richard F. Hobbs, 59
Vice President and Chief Financial Officer
With the Company 33 years

Richard J. Malin, 40
Assistant Controller
With the Company 15 years

Ralph G. Pickles, 60
President – Flavors & Fragrances Group
With the Company 11 years

Stephen J. Rolfs, 42
Vice President, Controller and
Chief Accounting Officer
With the Company 9 years

Ho-Seung Yang, Ph.D., 59
Vice President – Marketing & Technology
With the Company 11 years

Appointed Officers

Neil G. Cracknell, 45
President, Dehydrated Flavors
With the Company 12 years

Jeffrey T. Makal, 43
Vice President, Taxation
With the Company 9 years

Robert L. Menzl, 50
Vice President, Information Technology
With the Company 11 years

Trevor Rahill, 53
Vice President, Flavors
With the Company 16 years

Robert Wilkins, 39
President, Asia Pacific Group
With the Company 3 years

World Headquarters

777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202-5304
(414) 271-6755
(800) 558-9892
Fax: (414) 347-4795
E-mail: corporate.communications@sensient-tech.com
Web site: www.sensient-tech.com

Transfer Agent and Registrar

Wells Fargo Bank Minnesota, N.A.
Shareowner Services
P. O. Box 64854
St. Paul, Minnesota 55164-0854
(800) 468-9716
Web site: www.wellsfargo.com/com/shareowner_services/

Common Stock

Sensient Technologies Corporation Common Stock is traded on the New York Stock Exchange. Ticker symbol: SXT.

There were 3,419 shareholders of record of Common Stock as of January 31, 2007.

Annual Meeting of Shareholders

The Annual Meeting of Shareholders will be held at 2:00 p.m. (CDT) on Thursday, April 26, 2007, at The Peninsula Chicago, 108 East Superior Street, Chicago, Illinois.

Form 10-K

The Company's annual report filed with the Securities and Exchange Commission on Form 10-K is available without charge from the Company's Investor Relations Department and on its Web site at www.sensient-tech.com.

Dividends

Quarterly dividends are typically paid on the first business day of March, June, September and December.

Automatic Dividend Reinvestment Plan

The Sensient Technologies Corporation Dividend Reinvestment Plan provides shareholders with a convenient, economical way to increase their ownership of Sensient Technologies Corporation Common Stock. Through the plan, shareholders can automatically reinvest their dividends to acquire additional shares and make supplemental stock purchases without paying fees or commissions. An enrollment form and brochure describing the plan can be obtained by contacting the plan administrator, Wells Fargo Bank Minnesota at (800) 468-9716 or the Company's Investor Relations Department at (414) 347-3779.

Investor Relations

Communications concerning the transfer of shares, lost certificates, duplicate mailings or change of address should be directed to the transfer agent.

Other shareholder information, such as news releases and information regarding corporate governance, is available on the Company's Web site: www.sensient-tech.com. Shareholders can also register to receive notification via e-mail when new information is added to the site. The Company's Web address is provided as an inactive textual reference only, and the contents of the Web site are not incorporated in or otherwise to be regarded as part of this annual report.

Other requests for information should be directed to the Company's Investor Relations Department at (414) 347-3779.

The Company maintains a direct mailing list for news releases and quarterly reports. If you would like your name added to this list, please contact the Company's Investor Relations Department.

In accordance with New York Stock Exchange rules and pursuant to Rule 13a-14 under the Securities and Exchange Act of 1934, Kenneth P. Manning, as the Company's Chief Executive Officer, and Richard F. Hobbs, as the Company's Chief Financial Officer, have certified the quality of the Company's public disclosure in an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2006. As Chief Executive Officer, in 2006 Kenneth P. Manning also has certified compliance with New York Stock Exchange corporate governance listing standards.

SENSIENT

777 East Wisconsin Avenue
Milwaukee, WI 53202-5304
www.sensient-tech.com

END